DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05045696

February 23, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2005

Re: The Dow Chemical Company
Incoming letter dated January 4, 2005

Dear Mr. Mueller:

This is in response to your letter dated January 4, 2005 concerning the shareholder proposal submitted to Dow Chemical by the Church of the Brethren Benefit Trust, the Sisters of the Holy Cross of Notre Dame, Indiana and the Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust. We also have received a letter on the proponents' behalf dated February 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 4, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *The Dow Chemical Company; Stockholder Proposal of the Church of the Brethren Benefit Trust; the Sisters of the Holy Cross of Notre Dame, Indiana; and the Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust*
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, The Dow Chemical Company (the "Company"), to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Stockholders (collectively, the "2005 Proxy Materials") a stockholder proposal (the "Proposal") co-filed by the Church of the Brethren Benefit Trust, the Sisters of the Holy Cross of Notre Dame, Indiana and the Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust (collectively, the "Proponents"). The Proposal requests the Company to prepare a report to stockholders describing the impact that "outstanding Bhopal issues" may have on the Company, its reputation, its finances and its expansion. The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2005 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to:

(i) Rule 14a-8(i)(7), because the Proposal pertains to matters of ordinary business operations; and

(ii) Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal is impermissibly vague and indefinite in violation of Rule 14a-9.

Alternatively, if the Staff finds that the Proposal should not be excluded on either of these bases, the Company requests the Staff's concurrence that the Proposal must be revised pursuant to Rule 14a-8(i)(3) because it contains a materially false and misleading statement in violation of Rule 14a-9.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to us only.

THE PROPOSAL

The Proposal differs substantially from a stockholder proposal submitted to the Company last year by the Proponents.[1] This year, the Proposal states:

> Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2005, at reasonable cost and excluding confidential information, describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere.

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[1] The proposal submitted by the Proponents last year sought a report on certain actions being undertaken by Company management. Specifically, the proposal read: "Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2004, at reasonable cost and excluding confidential information, describing new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors [of the Bhopal tragedy]."

BACKGROUND

The Bhopal incident resulted from a gas leak in 1984 at a facility that was owned and operated by Union Carbide India Limited ("UCIL"), a company that at the time was a 50.9% affiliate of Union Carbide Corporation ("UCC").[2] In 1994, UCC sold its interest in UCIL (later renamed Everready Industries of India Ltd.) to MacLeod Russell (India) Ltd. of Calcutta. In 1998, the state of Madhya Pradesh, which owns the Bhopal Facility site, terminated the lease and reclaimed the property. The state government further stated that it would take responsibility for managing any further environmental cleanup or remediation of the site. As a result of all these developments, UCC has no right of access to and no control over the Bhopal Facility site. The Company acquired UCC in a stock transaction in February 2001, more than 16 years after the Bhopal incident and 6 years after UCC sold its interest in UCIL.

In order to understand the bases for our view that the Company may exclude the Proposal from its 2005 Proxy Materials, we have set forth below information regarding the comprehensive civil settlement reached in 1989 among UCIL, UCC and the government of India on behalf of the victims of the Bhopal tragedy, litigation referred to in the Proposal that is currently pending in the Indian courts, and separate litigation referred to in the Proposal regarding the Bhopal site that is currently pending in the U.S. District Court in the Southern District of New York.

1. Indian Litigation

Sixteen years before the Company acquired all of the stock of UCC, a manufacturing facility in Bhopal, India (the "Bhopal Facility") was owned and operated by UCIL. On December 3, 1984, toxic gas escaped from a storage tank at the Bhopal Facility. That gas entered the environment and, according to the Indian government, killed or injured several thousand people.

Immediately following the incident, UCC publicly accepted moral responsibility for the tragedy. UCC also worked closely with the Indian government, which pursuant to a law passed by the Indian Parliament and interpreted by the Supreme Court of India – the 1985 Bhopal Gas Leak Disaster Act – holds the "exclusive right" to represent and act on behalf of and in place of every Indian citizen with respect to claims arising out of the incident. In 1985, the Union of India sued UCC in the U.S. District Court for the Southern District of New York, seeking damages on behalf of victims of the Bhopal tragedy. That litigation was dismissed by the District Court on grounds of *forum non conveniens*, and the dismissal was affirmed on appeal. In

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[2] Indian financial institutions owned more than 20% of UCIL and approximately 24,000 investors owned the remaining shares.

1986, the Union of India sued UCC in the Indian District Court in Bhopal. The litigation proceeded through the Indian courts for several years and reached the Indian Supreme Court in 1989. After several weeks of hearings, the Supreme Court of India directed UCC and UCIL to pay $470 million to the Indian government, which the government accepted on behalf of the victims, in full settlement of "all claims, rights and liabilities related to and arising out of the Bhopal Gas disaster." The Supreme Court of India also directed that "all civil proceedings related to and arising out of the Bhopal gas disaster shall hereby stand transferred to this Court and shall stand concluded in terms of the settlement...." In 1991, that same court reaffirmed the validity of the civil settlement calling it "just, equitable and reasonable." Thus, both the Supreme Court of India and the Indian national government view the settlement as fully, fairly and finally resolving all of UCC's civil liabilities arising out of the incident. The Supreme Court of India further directed the Indian government to pay any additional amounts necessary to compensate the victims in the unlikely event the settlement funds were inadequate. In fact, the Company understands from public reports that over 560,000 individual claims have been paid to date from the fund (with very few claims remaining to be reviewed). It is reported that as much as $300 million remains available in the fund as a result of accrued interest over the years, and the Indian Supreme Court has recently directed that those funds be distributed to the victims as additional compensation.

In addition to the funds referred to above, the proceeds from UCC's sale of its stock in UCIL, approximately $90 million, funded both the construction and operation of a new hospital in Bhopal for the express purpose of treating victims of the tragedy.

2. Indian Criminal Litigation

In 1987, criminal charges stemming from the Bhopal incident were filed in the Indian criminal court in Bhopal against UCC, UCIL, UCC's former chief executive officer, and certain officers and employees of UCIL. UCC and its former chief executive officer have not submitted to the jurisdiction of the criminal court and, accordingly, are not parties to the proceeding. However, with respect to the parties that are properly before the court, the Supreme Court of India ruled in 1996 that the charges should be reduced from culpable homicide to a lesser allegation. Specifically, those defendants are now charged with the violation of § 304A of the Indian Penal Code. That section states that "[w]hoever causes the death of any person by doing any rash or negligent act not amounting to culpable homicide, shall be punished with imprisonment of either description for a term which may extend to two years, or with fine, or with both." The Company has not been charged as a criminal defendant in India. Private parties have attempted to bring the Company into the case. Dow India, an indirect subsidiary of the Company, has appeared in the case in order to contest the matter. This case remains on going.

3. New York Litigation

On November 15, 1999, plaintiffs filed a class action complaint in the United States District Court for the Southern District of New York against defendants UCC and its former chief executive officer, asserting claims under the Alien Tort Claims Act, 28 U.S.C. § 1350, for alleged human rights violations arising out of the Bhopal incident. *See Bano v. Union Carbide Corp.*, 2000 U.S. Dist. LEXIS 12326, 2000 WL 1225789 (S.D.N.Y. Aug. 28, 2000). Plaintiffs essentially argued that the settlement with the Indian government was inadequate. On January 4, 2000, plaintiffs amended their complaint to add claims under New York State common law for alleged environmental pollution in and around the Bhopal Facility, including negligence, public nuisance, private nuisance, strict liability, medical monitoring, trespass and equitable relief. Plaintiffs are requesting remediation for what they allege to be "[d]efendants' severe pollution of [the] land and drinking water, which has caused ... serious health problems." *Bano v. Union Carbide Corp.*, 2003 U.S. Dist. LEXIS 4097, 2003 WL 1344884, at *7 (S.D.N.Y. March 18, 2003).

In August 2000, the United States District Court for the Southern District of New York (the "District Court") dismissed plaintiffs' claims in their entirety. Specifically, the District Court found that plaintiffs were barred by the 1989 settlement with the Indian government. Plaintiffs appealed the district court's ruling to the Second Circuit Court of Appeals (the "Court of Appeals"). *See Bano v. Union Carbide*, 273 F.3d 120 (2d Cir. 2001). The Court of Appeals found that the District Court had properly dismissed plaintiffs' claims under the Alien Tort Claims Act. However, the Court of Appeals held that the District Court had not adequately explained its basis for dismissing plaintiffs' common law claims relating to the alleged environmental pollution in and around the Bhopal Facility and remanded those claims back to the District Court for further proceedings.

On remand the District Court again heard arguments regarding plaintiffs' common law claims of pollution in and around the Bhopal Facility. *See Bano v. Union Carbide*, 2003 U.S. Dist. LEXIS 4097, 2003 WL 1344884 (S.D.N.Y. March 18, 2003). On March 18, 2003, the District Court issued an opinion dismissing plaintiffs' environmental claims. The court explained that the claims should be dismissed as "untimely and directed at improper parties." The District Court further stated:

> Union Carbide has met its obligations to clean up the contamination in and near the Bhopal plant. Having sold their shares long ago and having no connection to or authority over the plant, they cannot be held responsible....

Id. at *27-28.

Plaintiffs appealed this decision to the Court of Appeals, which in March 2004 affirmed the decision in all respects, except to the extent that it dismissed an individual plaintiff's claims for monetary damages and injunctive relief for alleged injury to her property. *Bano v. Union Carbide*, 361 F.3d 696 (2d Cir. 2004). As to those claims, the Court of Appeals vacated the judgment and remanded for further proceedings, including consideration of whether those claims may be pursued as a class action. The Court of Appeals also stated that the District Court could – but was not required to – reconsider its dismissal of plaintiffs' claims for remediation of the Bhopal Facility if the Indian government were to intervene in the case. In June 2004, the Indian government sent a letter to the District Court stating that it would not object if the court were to order UCC to remediate the site of the Bhopal Facility, but the Indian government expressly refused to become a party to the case or to submit to the jurisdiction of the District Court. The District Court has not taken any action in response to this letter. Plaintiff has moved for permission to add more plaintiffs to the case and for class certification of the case. UCC has opposed both motions and has also moved to dismiss the plaintiff's only remaining claims for property damage. These motions are currently pending before the District Court.

4. The Company's Acquisition of UCC

On February 6, 2001 – more than 16 years after the Bhopal gas release, 12 years after UCC's settlement and 6 years after UCC sold its interest in UCIL – the Company acquired the stock of UCC. As of that date, UCC became a subsidiary of the Company.

ANALYSIS AND BASES FOR EXCLUSION

1. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Pertains to Matters of Ordinary Business Operations.

The Proposal properly may be omitted pursuant to Rule 14a-8(i)(7) because the Proposal seeks an evaluation of the financial and reputational risks of the Company's business operations and implicates the Company's litigation strategy in response to pending proceedings. Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals. The Commission stated that the other policy underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (Aug. 16, 1983).

A. The Proposal Seeks a Report on the Company's Financial Risks and Business Operations.

The Proposal seeks a report "describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere." It is well established that proposals seeking detailed information on a company's assessment of the financial implications of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of business. For example, in *Newmont Mining Corp.* (avail. Feb. 4, 2004), the Staff concurred that the company could exclude a proposal requesting that the company's board of directors publish a report on the risk to the company's "operations, profitability and reputation" arising from its social and environmental liabilities, where the company argued that an assessment of financial risks of its operations implicated the company's ordinary business operations. In its response, the Staff noted that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risk." Similarly, in *The Dow Chemical Company* (avail. Feb. 13, 2004), the Staff concurred that the company could exclude a proposal requesting a report on certain toxic substances where the report was to include "the reasonable range of projected costs of remediation or liability." The basis for the Staff's position, as stated in the Staff's response letter, was that the proposal related to the "evaluation of risks and liabilities" and thus could be excluded under Rule 14a-8(i)(7) as relating to ordinary business matters. Likewise, in both *Xcel Energy Inc.* (avail. Apr. 1, 2003) and *Cinergy Corp.* (avail. Dec. 23, 2002), stockholder proposals urged the boards of directors to issue a report disclosing "the economic risks associated with the Company's past, present, and future emissions" [of several greenhouse gases], "the public stance of the company regarding efforts to reduce these emissions," and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities." The Staff concurred that these proposals were excludable under Rule 14a-8(i)(7) on the basis that they related to the "evaluation of risks and benefits" of ordinary business matters. *See also The Mead Corporation* (avail. Jan. 31, 2001) (excluding proposal related to a request for an economic or financial report of the company's environmental risks); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (excluding proposal related to a request for a report on environmental problems, including an estimate of worst case financial exposure due to environmental issues for the next ten years).

Each letter cited in the foregoing paragraph involves a proposal that was excludable under Rule 14a-8(i)(7) because it related to the economic aspects of possible environmental liabilities of a company. Here, the Proposal seeks a report on exactly the same issue: an economic assessment (specifically, a description on the impact on the Company's "finances") of a particular aspect of the Company's operations (its ownership of UCC) that may arise from economic liabilities. Additional language under the "Whereas" paragraphs of the Proposal highlight this aspect of the Proposal. For example, the Proposal asserts that "a panel of experts evaluated the Bhopal site and concluded that there are approximately 25,000 tons of contaminated soil onsite, which could cost approximately $30 million to remediate," and that "Residents and Indian officials have called for Dow Chemical to pay for remediation of contamination." Thus, unlike the proposal presented by the Proponents last year, the Proposal here does not seek to raise a significant social policy issue with respect to the Company's initiatives to address the Bhopal tragedy, but instead the resolution requests a report that focuses on financial and operational aspects (*i.e.*, potential environmental liability) of the Company's business.

B. The Proposal Implicates the Company's Litigation Strategy.

The Proposal also implicates the Company's ordinary business operations because it requests the Company to report on potential implications to it of matters that are the subject of pending litigation. Every company's management has a basic responsibility to defend the company's interests against unwarranted litigation. A stockholder request that interferes with this obligation is inappropriate, particularly when there is a pending lawsuit involving the company or one of its subsidiaries on the very issues that form the basis for a proposal. For that reason, the Staff has acknowledged that a stockholder proposal that implicates the conduct of litigation or litigation strategy is properly excludable under the "ordinary course of business" exception contained in Rule 14a-8(i)(7). *See, e.g., R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 6, 2003) (proposal requesting the company to report on the company's direct or indirect involvement in cigarette smuggling excludable under the "ordinary business" exception because it interfered with the litigation strategy of a civil lawsuit on similar matters); *Benihana National Corp.* (avail. Sept. 13, 1991) (permitting exclusion under Rule 14a-8(c)(7) of a proposal requesting the company to publish a report prepared by a board committee analyzing claims asserted in a pending lawsuit). In an analogous situation, the Staff concurred that ExxonMobil Corporation could exclude a proposal requesting that the company take specified steps with respect to the 1989 grounding of the Exxon Valdez in Alaska, including ceasing legal actions to overturn "court-ordered settlements" [described by the company as District Court judgments], paying those "settlement amounts," and evaluating and reporting on the ability of vessels owned or operated by the company to withstand a grounding. The Staff concurred that ExxonMobil could exclude the proposal because it implicated the company's "litigation strategy and related decisions."

Under this line of no-action letters, a proposal is excludable if it implicates litigation strategy regardless of whether the proposal might otherwise touches upon significant social policy issues. For example, in *Philip Morris Companies Inc.* (avail. Feb. 4, 1997) the Staff noted that it previously "has taken the position that proposals directed at the manufacture and distribution of tobacco-related products by companies involved in making such products raise issues of significance that do not constitute matters of ordinary business," but determined that the company nevertheless could exclude a "proposal [that] primarily addresses the litigation strategy of the Company, which is viewed as inherently the ordinary business of management to direct." *See also R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 6, 2003) (proposal requesting the company to establish a committee of independent directors to determine the company's direct or indirect involvement in cigarette smuggling excludable under the "ordinary course" exception because it interfered with the litigation strategy of a civil lawsuit on similar matters); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Feb. 21, 2003) (proposal requesting company to find ways to inform customers about the actual risks of smoking certain kinds of cigarettes to correct common misperceptions about their safety excludable under the "ordinary course" exception because it interfered with the litigation strategy of class-action lawsuits on similar matters); *Philip Morris Companies Inc.* (avail. Feb. 22, 1999) (proposal requiring the company to stop using terms "light" and "ultralight" until stockholders can be assured that those terms reduce the risk of disease excludable for the same reasons).

Here, although the "outstanding Bhopal issues" that are the subject of the Proposal are not specifically identified in the resolution, the rest of the Proposal makes clear that they implicate the pending litigation against the Company's subsidiary, UCC. For example, right after asserting that "numerous unresolved issues remain," the Proposal references the criminal court proceedings in India and asserts that the Company "has become reputationally and legally entangled in the continued controversy over the Bhopal criminal case." The Proposal also references the lawsuit pending in the New York District Court. The Proposal calls upon the Company to prepare a report describing the impacts that these "outstanding Bhopal issues, if left unresolved" may reasonably pose on the Company, its reputation, finances and expansion. Any such report would therefore necessarily implicate the Company's decisions regarding the litigation pending against UCC in both the United States and India, including assessments as to the strength of UCC's defenses, decisions as to what issues to contest, and implications of positions that might be asserted in the litigation. Thus, the Proposal seeks a report on assessments relating to litigation that are clearly the province of management and the Company's Board, which implicate complex assessments of fact, law and business operations. Accordingly, because the Proposal intrudes on ordinary business operations, we believe that the Proposal properly may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(7) and request the Staff to concur in our conclusion.

2. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Rule 14a-8(i)(3) allows the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials). The Staff has consistently taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

As noted above, the resolution set forth in the Proposal requests that the Company describe the impacts that "the outstanding Bhopal issues, if left unresolved," may have on the Company, its reputation, finances and expansion. Based on the paragraphs under the "Whereas" clause, it is clear that the "Bhopal issues" referred to in the report cover at least an assessment of the risks and costs of potential environmental liability and an analysis of matters that are the subject of pending litigation. However, neither stockholders voting on the Proposal nor the Company in seeking to implement the Proposal would know if these are the only "outstanding Bhopal issues" encompassed by the Proposal, or whether additional "issues" may also exist that could be encompassed by the Proposal. As such, the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements. In addition, we believe that the Proposal is excludable under Rule 14a-8(i)(6) because the Company is unable to determine what actions would be required by the Proposal and, thus, lacks the power to implement the Proposal.

3. The Proposal Contains a False and Misleading Statement.

Should the Staff determine that the Proposal is not excludable under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3) and (i)(6), we respectfully request that the Staff concur in the exclusion or revision of the Proposal in accordance with Rule 14a-8(i)(3) because the Proposal contains a statement that is materially false or misleading in violation of Rule 14a-9.

Specifically, under the "Whereas" paragraphs in the Proposal, the Proponents assert, "Union Carbide and Dow have refused to appear in Indian Courts to face continuing criminal charges for 'culpable homicide, not amounting to murder' in the Bhopal disaster...." This statement indicates that the Company is facing criminal charges in the Indian courts, when in fact it has not been charged in the criminal case.[3] In Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004, the Staff clarified its views regarding when modifications or exclusions of proposals or supporting statements are appropriate under Rule 14a-8(i)(3). Specifically, SLB 14B indicates that modification or exclusion is appropriate, among other things, when the proposal includes statements that directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

Consistent with SLB 14B, we believe that the reference to the Company which indicates that the Company is facing criminal charges in the Indian court falsely and directly impugns the Company's status and integrity and is without factual foundation. In prior no-action precedent, the Staff has concurred that statements impugning character, integrity or reputation or alleging improper, illegal or immoral conduct without factual foundation are misleading and may be excluded under Rule 14a-8(i)(3). *See, e.g. Philip Morris Cos. Inc.* (avail. Feb. 07, 1991); *Standard Brands* (avail. Mar. 12, 1975); *Idacorp, Inc.* (avail. Jan. 9, 2001). In *Philip Morris*, the proposal contained a resolution requiring the company to "immediately cease contributing money or aiding in any way politicians, individuals, or organizations that advocate or encourage bigotry and hate." The Staff concurred with the omission of the proposal due, in part, on statements in the supporting statement that impugned the character of the company's management and others. In *Standard Brands* (avail. Mar. 12, 1975), the Staff concurred with the exclusion of a proposal where the supporting statement contained a reference to "economic racism." The Staff noted that this reference "would seem to impugn the character, integrity and reputation of the company by implying, without the necessary factual support required by Rule 14a-9, that the company is one of those entities which would be prohibited under [a lawsuit] from further practicing economic racism." Accordingly, we believe that the specified sentence must be revised or omitted pursuant to Rule 14a-8(i)(3).

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[3] Moreover, as noted above, the private party served notice on Dow India, which did appear in the court.

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 955-8671, or the Company's Corporate Secretary, Tina S. Van Dam, at (989) 636-2663, if we can be of any further assistance in this matter.

Sincerely,



Ronald O. Mueller

cc: Tina S. Van Dam, Corporate Secretary, The Dow Chemical Company
Church of the Brethren Benefit Trust
Sisters of the Holy Cross of Notre Dame, Indiana
Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust

ROM/rom

70305036_4.DOC

SHAREHOLDER RESOLUTION REGARDING BHOPAL

Whereas:
On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India released a gas cloud which killed thousands of people overnight, and thousands more in the years that followed.

While Union Carbide asserted that the incident was caused by employee sabotage, no such charges have ever been brought against an alleged saboteur. But the record shows that the plant was ill equipped to contain the resulting cloud of methyl isocyanate – that critical safety features were either undersized or turned off on the night of the disaster.

Dow Chemical has acquired Union Carbide. The survivors and government have redirected a focus onto Dow as a result of the acquisition.

Although a civil case over the Bhopal disaster was settled by Union Carbide for $470 million, numerous unresolved issues remain.

Union Carbide and Dow have refused to appear in Indian Courts to face continuing criminal charges for "culpable homicide, not amounting to murder" in the Bhopal disaster and therefore Union Carbide has been proclaimed an absconder from justice by the Bhopal Chief Judicial Magistrate.

Dow Chemical has become reputationally and legally entangled in the continued controversy over the Bhopal criminal case. A petition has been filed with the Madhya Pradesh court to require Dow Chemical to produce Union Carbide in the ongoing criminal case.

Under Indian law the amount of liability of Union Carbide for the offense of culpable homicide would be wholly in the discretion of a judge and limited only by the company's total assets.

In November 2004, a panel of experts evaluated the Bhopal site and concluded that there are approximately 25,000 tons of contaminated soil onsite, which could cost approximately $30 million to remediate.

Residents and Indian officials have called for Dow Chemical to pay for remediation of contamination. A lawsuit by neighbors of the Bhopal plant is pending in the New York District Court. Union Carbide lost an appeal of the case in 2004, so that the District Court case continues to demand that the company pay for remediation of soil and groundwater in the vicinity of the Bhopal site. Survivors have also called on Dow to redress continuing health and economic problems.

Dow noted in its Global Public Report that sales and operations in Asia account for $3.3 billion in revenues. The Bhopal disaster may continue to damage Dow's reputation which, in the opinion of the proponents, may reasonably be expected to affect growth prospects in Asia and beyond.

Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2005, at reasonable cost and excluding confidential information, describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere.

Supporting Statement
The proponents believe that such report should also describe any new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors.

Received 11/29/0



Phone (248) 476-8000 • Fax (248) 476-4222 • www.mercydetroit.org
29000 Eleven Mile Road • Farmington Hills, MI 48336-1405

November 24, 2004

RECEIVED
NOV 29 2004
T.S. Van Dam

William S. Stavropoulos, Chair and CEO
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Stavropoulos:

On behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution, which asks the Company to take certain steps to bring to closure the tragedy which occurred in Bhopal, India at a chemical plant, owned at the time by Union Carbide, a corporation subsequently taken over by Dow, for inclusion in the 2005 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Mercy Trust is cosponsoring this resolution with the Brethren Benefit Trust, Inc. and others associated with the Interfaith Center on Corporate Responsibility.

The Detroit Sisters of Mercy believe that it is important to raise this question with you, as the owner of Union Carbide. Union Carbide caused the accident but has not paid the reparations due the persons and local community. As we said last year, we believe it is irresponsible and cruel to walk away from such a situation and urge you to address the issues raised in our resolution.

The Sisters of Mercy, Regional Community of Detroit Charitable Trust is the beneficial owner of 4,300 shares of Dow Chemical stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting. I am faxing these documents and mailing the originals to you.

Yours truly,

Valerie Heinonen

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY, NY 10009
Telephone and fax: 212 674 2542
heinonenv@juno.com





STATE STREET.
For Everything You Invest In

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

October 22, 2004

William S. Stavropoulos
Chair and Chief Executive Officer
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Stavropoulos:

This letter will certify that as of October 22, 2004 State Street Corporation, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 4,300 shares of Dow Chemical Company. The shares are held in the name of C.E.D. and Co.

Further, please note that State Street Corporation has continuously held at least in market value of Dow Chemical Company on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit since September 30, 2003.

If you have any questions concerning this matter, please do not hesitate to contact me at 816.691.4309.

Sincerely,



Eric S. Bittner
Client Relationship Officer

cc: Sr. Valerie Heinonen

SHAREHOLDER RESOLUTION REGARDING BHOPAL

Whereas:

On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India released a gas cloud which killed thousands of people overnight, and thousands more in the years that followed.

While Union Carbide asserted that the incident was caused by employee sabotage, no such charges have ever been brought against an alleged saboteur. But the record shows that the plant was ill equipped to contain the resulting cloud of methyl isocyanate – that critical safety features were either undersized or turned off on the night of the disaster.

Dow Chemical has acquired Union Carbide. The survivors and government have redirected a focus onto Dow as a result of the acquisition.

Although a civil case over the Bhopal disaster was settled by Union Carbide for $470 million, numerous unresolved issues remain.

Union Carbide and Dow have refused to appear in Indian Courts to face continuing criminal charges for "culpable homicide, not amounting to murder" in the Bhopal disaster and therefore Union Carbide has been proclaimed an absconder from justice by the Bhopal Chief Judicial Magistrate.

Dow Chemical has become reputationally and legally entangled in the continued controversy over the Bhopal criminal case. A petition has been filed with the Madhya Pradesh court to require Dow Chemical to produce Union Carbide in the ongoing criminal case.

Under Indian law the amount of liability of Union Carbide for the offense of culpable homicide would be wholly in the discretion of a judge and limited only by the company's total assets.

In November 2004, a panel of experts evaluated the Bhopal site and concluded that there are approximately 25,000 tons of contaminated soil onsite, which could cost approximately $30 million to remediate.

Residents and Indian officials have called for Dow Chemical to pay for remediation of contamination. A lawsuit by neighbors of the Bhopal plant is pending in the New York District Court. Union Carbide lost an appeal of the case in 2004, so that the District Court case continues to demand that the company pay for remediation of soil and groundwater in the vicinity of the Bhopal site. Survivors have also called on Dow to redress continuing health and economic problems.

Dow noted in its Global Public Report that sales and operations in Asiaaccount for $3.3 billion in revenues. The Bhopal disaster may continue to damage Dow's reputation which, in the opinion of the proponents, may reasonably be expected to affect growth prospects in Asia and beyond.

Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2005, at reasonable cost and excluding confidential information, describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere.

Supporting Statement

The proponents believe that such report should also describe any new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors.

Received 11/24/04

Sisters of the Holy Cross
পবিত্র ক্রুশ ভগিনীগণ
Irmãs da Santa Cruz
Hermanas de la Santa Cruz



November 24, 2004

RECEIVED
NOV 24 2004
T.S. Van Dam

Mr. William Stavropoulos Jura
Chief Executive Officer
Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674

Dear Mr. Stavropoulos:

The Sisters of the Holy Cross of Notre Dame, Indiana, are beneficial owners of stock in The Dow Chemical Company. I am enclosing verification of ownership with this letter.

I am authorized to notify you of our intention, along with Boston Common Asset Management and other institutional investors, to co-file the enclosed proposal for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the Proxy Statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I would appreciate your indicating in the proxy statement that we are a sponsor of this resolution.

A representative of the filers will attend the stockholder meeting to move this resolution as required by the SEC Rules. The Congregation of the Sisters of the Holy Cross will continue to hold shares in the company through the next annual meeting.

Sincerely yours,

CONGREGATION OF THE
SISTERS OF THE HOLY CROSS

Geraldine M. Hoyler, CSC
General Treasurer

General Administration

302 Bertrand Hall—Saint Mary's
Notre Dame, Indiana 46556-5000

Telephone: (574) 284-5550
Fax: (574) 284-5779
E-mail: leadershipteam@cscsisters.org



November 16, 2004

To Whom It May Concern:

This is to confirm that LaSalle Bank N. A. has continuously held 209 shares of Dow Chemical Company common stock, cusip 260543103, since November 22, 2003 for the Sisters of the Holy Cross account.

If there are any further questions regarding this matter, please do not hesitate to contact me.

Sincerely,

Linda Townes

Linda Townes
Assistant Vice President
Corporate & Institutional Custody
(312) 904-6028

CC: J. Lynne Pawlik
Director Investments
Sisters of the Holy Cross



Board of Pensions
Evangelical Lutheran Church in America

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 • (612) 333-7651 locally
Fax: (612) 334-5399
mail@elcabop.org • www.elcabop.org

VIA OVERNIGHT DELIVERY

RECEIVED
NOV 24 2004
T.S. Van Dam

November 23, 2004

Ms. Tina Van Dam
Corporate Secretary
Dow Company
2030 Dow Center
Midland, MI 48674

Dear Ms. Van Dam:

As a faith-based pension plan and institutional investor, the Board of Pensions of the Evangelical Lutheran Church in America (ELCA) seeks to reflect its values, principles and mission in its investment decisions. We believe that corporations need to promote positive corporate policies that sustain the human community and all of creation.

The ELCA Board of Pensions is beneficial owner of over 61,400 shares of Dow Company common stock. A letter of ownership verification from the custodian of our portfolio will follow under separate cover. We have been a shareholder of more than $2,000 of common stock for over one year, and we intend to maintain an ownership position through the 2005 annual meeting of shareholders.

Enclosed is a shareholder proposal requesting that Dow Company have a committee of independent directors assess and report the specific actions taken by our company to reduce carbon dioxide and other greenhouse emissions. According to SEC Rule 14a-8, we ask that this resolution be included in the proxy materials for the 2005 annual meeting of shareholders. Should the Board of Directors choose to oppose the resolution, we ask that our supporting statement be included as well in the proxy materials. The General Board of Pension and Health Benefits of the United Methodist Church is the primary filer on this resolution.

The General Board of Pension and Health Benefits of the United Methodist Church will continue as the lead shareholder, and is prepared to assemble a dialogue team. If you have any questions, please contact Patricia Zerega at 412-367-7575 in the corporate social responsibility office of the ELCA.

Sincerely,

Heather H. Williamson

Heather H. Williamson
Senior Investment Manager
ELCA Board of Pensions

CC:

Pat Zerega
ELCA SW PA Synod
9625 Perry Highway
Pittsburgh, PA 15237-5590

Leslie Lowe – ICCR
475 Riverside Drive – Room 550
New York, NY 10115-0050

Kelly Dever – Mellon Trust
135 Santilli Highway
Everett, MA 02149

SHAREHOLDER RESOLUTION REGARDING BHOPAL

Whereas:

On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India released a gas cloud which killed thousands of people overnight, and thousands more in the years that followed.

While Union Carbide asserted that the incident was caused by employee sabotage, no such charges have ever been brought against an alleged saboteur. But the record shows that the plant was ill equipped to contain the resulting cloud of methyl isocyanate – that critical safety features were either undersized or turned off on the night of the disaster.

Dow Chemical has acquired Union Carbide. The survivors and government have redirected a focus onto Dow as a result of the acquisition.

Although a civil case over the Bhopal disaster was settled by Union Carbide for $470 million, numerous unresolved issues remain.

Union Carbide and Dow have refused to appear in Indian Courts to face continuing criminal charges for "culpable homicide, not amounting to murder" in the Bhopal disaster and therefore Union Carbide has been proclaimed an absconder from justice by the Bhopal Chief Judicial Magistrate.

Dow Chemical has become reputationally and legally entangled in the continued controversy over the Bhopal criminal case. A petition has been filed with the Madhya Pradesh court to require Dow Chemical to produce Union Carbide in the ongoing criminal case.

Under Indian law the amount of liability of Union Carbide for the offense of culpable homicide would be wholly in the discretion of a judge and limited only by the company's total assets.

In November 2004, a panel of experts evaluated the Bhopal site and concluded that there are approximately 25,000 tons of contaminated soil onsite, which could cost approximately $30 million to remediate.

Residents and Indian officials have called for Dow Chemical to pay for remediation of contamination. A lawsuit by neighbors of the Bhopal plant is pending in the New York District Court. Union Carbide lost an appeal of the case in 2004, so that the District Court case continues to demand that the company pay for remediation of soil and groundwater in the vicinity of the Bhopal site. Survivors have also called on Dow to redress continuing health and economic problems.

Dow noted in its Global Public Report that sales and operations in Asia account for $3.3 billion in revenues. The Bhopal disaster may continue to damage Dow's reputation which, in the opinion of the proponents, may reasonably be expected to affect growth prospects in Asia and beyond.

Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2005, at reasonable cost and excluding confidential information, describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere.

Supporting Statement

The proponents believe that such report should also describe any new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors.



BOSTON COMMON
ASSET MANAGEMENT, LLC

RECEIVED
NOV 23 2004
T.S. Van Dam

November 22, 2004

Mr. William S. Stavropoulos
Chairman and CEO
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

→ Tina Van Dam 8.1740

Sent via ~~fax to 989~~-636-1830 and via FedEx

Dear Mr. Stavropoulos:

The Brethren Benefit Trust, Inc., (BBT) is the financial arm of the Church of the Brethren. BBT holds approximately 4,561 shares of Dow Chemical (Dow) common stock. Our client, BBT, has authorized us to file the enclosed shareholder proposal on their behalf. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions.

We filed a similar resolution in 2004 that received a 6.1% vote in favor of our request for Dow to issue a report describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose to the company's reputation, finances and expansion in Asia and elsewhere. This vote in favor of our request represented not only social responsible investors in Dow, but also included pension funds such as CalPERS and the City of New York as well as labor unions.

Dow continues to deny any liability associated with Bhopal but the legal landscape and the impact on Dow's reputation has changed over the past year. As the 20th anniversary of the Bhopal gas disaster approaches, pressure on the company to acknowledge and respond to risks associated with Bhopal through its acquisition of Union Carbide will increase.

Dow Chemical has become reputationally and legally entangled in the continued controversy over the Bhopal criminal case. A petition has been filed with the Madhya Pradesh court to require Dow Chemical to produce Union Carbide in the ongoing criminal case. Under Indian law, the liability attributed to Union Carbide for the offense of culpable homicide would be wholly under the discretion of a judge and limited only by the company's total assets.

In November 2004, a panel of experts evaluated the Bhopal site and concluded that there are approximately 25,000 tons of contaminated soil onsite, which could cost approximately $30 million to remediate. Residents and Indian officials have called for Dow Chemical to pay for remediation of contamination. A lawsuit by neighbors of the Bhopal plant is pending in the New York District Court. Union Carbide lost an appeal of the case in 2004 and the District Court case continues to demand that Dow pay for remediation of soil and groundwater pollution in the vicinity of the Bhopal site.

Boston Common Asset Management, LLC 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720 5557 Fax: (617) 720 5665 www.bostoncommonasset.com

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2005 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). BBT is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above mentioned number of shares. BBT has held at least $2,000 in market value of these securities for more than one year and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership will be provided upon request.

We are sponsoring this resolution as the primary filer. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We look forward to hearing from you. We hope that we may discuss our proposal further and reach a mutually satisfactory agreement that may allow us to withdraw our proposal. Please send correspondence related to this matter to my attention to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (617) 720-5557, via fax at (617) 720-5665, or via email at lcompere@bostoncommonasset.com, if you have any questions.

Sincerely,



Lauren Compere
Chief Administrative Officer

Encl. Resolution Text

CC: Will Thomas, Director of Foundation Operations, The Brethren Benefit Trust, Inc.



TINA S. VAN DAM
Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
989 · 636-2663
(FAX) 989 · 638-1740

December 13, 2004

Via Facsimile 212-674-2542
Original to Follow via Registered Mail
 # RR 099 723 735 US

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
New York, NY 10009

Stockholder Proposal of the Sisters of Mercy, Regional Community of Detroit Charitable Trust

Dear Ms. Heinonen:

By way of this letter, we wish to acknowledge timely receipt on November 29, 2004, of a stockholder proposal from the Sisters of Mercy, Regional Community of Detroit Charitable Trust that you are submitting for the 2005 Annual Meeting of Stockholders of The Dow Chemical Company. The proposal calls for a report to shareholders describing the impacts that the outstanding Bhopal issues may reasonably pose on the company.

Please contact me at your earliest convenience to arrange a discussion of the proposal before the holidays. My contact information appears on the letterhead.

Your letter indicated that the Sisters of Mercy, Regional Community of Detroit Charitable Trust are owners of 4,300 shares of TDCC. Your letter includes a statement that the Sisters of Mercy, Regional Community of Detroit Chartable Trust intend to continue ownership through the date of the 2005 Annual Meeting. Also enclosed was a letter from State Street verifying the Charitable Trust's stock ownership.

Dow's Annual Meeting will be held on May 12, 2005, at 2:00 p.m. EDT in Midland, Michigan. Please advise who will attend the meeting to present the proposal. Thank you.

Sincerely,

Tina S Van Dam/gc

Tina S. Van Dam



TINA S. VAN DAM
Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
989 • 636-2663
(FAX) *989 • 638-1740*

December 7, 2004

Via Facsimile 617-720-5665
Original to Follow via Registered Mail
 # RR099 723 625 US

Ms. Lauren Compere
Chief Administrative Officer
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

Stockholder Proposal of Brethren Benefit Trust, Inc.

Dear Ms. Compere:

By way of this letter, we wish to acknowledge timely receipt on November 23, 2004, of a stockholder proposal from the Brethren Benefit Trust, Inc., that you are submitting for the 2005 Annual Meeting of Stockholders of The Dow Chemical Company. The proposal calls for a report to shareholders describing the impacts that outstanding Bhopal issues may pose for the company.

Please contact me at your earliest convenience to arrange a discussion of the proposal before the holidays. My contact information appears on the letterhead.

Your letter indicates that the Brethren Benefit Trust, Inc. (BBT), is the owner of 4,561 shares of Dow Common Stock and intends to continue ownership of at least $2,000 in market value of these shares through the date of the 2005 Annual Meeting. We did not find a registered stockholder account under the name of Brethren Benefit Trust, Inc. or Church of the Brethren. Therefore, please send a written statement from the record holder of your Dow Stock (usually a broker or bank) confirming BBT's ownership of the Stock and verifying that the Stock has been held for at least one year.

I am enclosing a copy of the SEC rules (Securities Exchange Act of 1934, Rule 14a-8) supporting this information request. As you will see from the highlighted text of 14a-8(f), the response must be sent to me within 14 calendar days.

Dow's Annual Meeting will be held on May 12, 2005, at 2:00 p.m. EDT in Midland, Michigan. Please advise who will attend the meeting to present the proposal. Thank you.

Sincerely,

Tina S. Van Dam / ijb

Tina S. Van Dam

Enclosure

pany's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under

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SANFORD J. LEWIS, ATTORNEY

RECEIVED
2005 FEB -9 PM 4:31
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 8, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Shareholder Proposals Submitted to Dow Chemical Corporation

Dear Sir/Madam:

Enclosed find five additional copies of each of the letters regarding Dow Chemical shareholder resolutions submitted via hard copy and email yesterday.

Sincerely,



Sanford Lewis

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

SANFORD J. LEWIS, ATTORNEY

RECEIVED
2005 FEB -9 PM 4:32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 7, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Dow Chemical Company (Report Regarding Bhopal)

On Behalf of The Church of the Bretheren Benefit Trust; the Sisters of the Holy Cross of Notre Dame, Indiana; and the Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust

Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Dear Sir/Madam:

The Church of the Bretheren Benefit Trust, the Sisters of the Holy Cross of Notre Dame, Indiana, and the Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust ("Proponents") are beneficial owner of common stock of Dow Chemical Company who has submitted a shareholder proposal ("Proposal") to Dow Chemical Company ("Company"). We have been asked by the proponent to respond to the letter dated January 5, 2005, sent to the Securities and Exchange Commission by Gibson, Dunn & Crutcher, LLP, on behalf of the Company. In that letter, the Dow Chemical Company contends that the proponent's shareholder Proposal may be excluded from the Company's 2005 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(6), and 14a-8(i)(7).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2005 proxy statement and that it is not excludable by virtue of those rules.

BACKGROUND

In 1984, 500,000 people were exposed to a cloud of toxic gas released from the Union Carbide plant in Bhopal, India. In its immediate aftermath, approximately 8,000 people were killed. Although this tragic event happened nearly twenty years ago, it poses a relentless crisis for the city of Bhopal. Many of the survivors and their children continue to suffer serious health effects. It is estimated that of the over half a million people exposed to Union Carbide's toxic gases, close to 150,000 people still suffer from exposure-induced chronic illnesses. Breathlessness, persistent cough, diminished vision, early age cataracts, loss of appetite, menstrual irregularities, recurrent fever, back and body aches, loss of sensation in limbs, fatigue, weakness, anxiety and depression are the most common symptoms among survivors.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

There is also allegedly a rise in cancers, tuberculosis, reproductive system problems and other problems such as growth retardation among children born after the disaster. The International Medical Commission on Bhopal (an independent group of 15 doctors from 11 countries) estimated in 1994 that, among adults between age 18 and 60, about 50,000 were permanently damaged.

The environmental contamination of the site – much of it created prior to the chemical disaster, has rendered the city a dangerous place to live. Thousands of tons of toxic wastes, including obsolete pesticides such as the persistent and bioaccumulative poison HCH and persistent metals such as mercury, have been abandoned at the factory site. Mercury levels in some areas are six million times the background values. The groundwater carries high loads of heavy metals, persistent chemicals and solvents, and chlorinated chemicals. Although a portion of the residents have access to overhead tanks of clean water, many of the nearly 20,000 people living in the vicinity are routinely exposed to these chemicals in their drinking water from local wells. The economy, environment and public health of the city of Bhopal remains devastated by the chemical disaster.

The case has been subject to litigation – some in the past, and some continuing or looming at present. The civil case filed by the Indian government on behalf of the survivors was settled for $470 million in 1989. A civil suit for remediation of the ongoing contamination was filed in the United States against Union Carbide and former CEO Warren Anderson, and is currently pending in the New York District Court for the Southern District of New York. *Bano v. Union Carbide*. After part of the case was dismissed in by the US Court of Appeals 2d Cir. (Docket No. 03-7416, March 17, 2004) the current litigation currently focuses on the claims for property damages and for remediation of soil and groundwater in the vicinity of the Bhopal site. However, the Appellate Court also invited the government of India to weigh in as to whether it would be appropriate for the US District Court to hear claims relative to the onsite remediation of the Bhopal plant site, and left open the prospect of reopening the onsite remediation case in the District Court based on any such correspondence. In India, this has been interpreted as an invitation by the U.S. Circuit Court of Appeals for the Indian government to urge the court to issue relief in the case. On June 28, 2004 the government of India wrote to the New York District Court urging that they issue such relief as the deem appropriate, including requirements for Union Carbide to engage in remediation of the Bhopal site. The letter noted that it was the law of India that Union Carbide should be liable pursuant to the polluter pays principle, and that if the court ordered remediation the government of India would monitor and supervise such remediation efforts consistent with India's standards.

The District Court has not yet ruled on plaintiffs' motions to renew the litigation of the onsite remediation issues.

Union Carbide is one of twelve named defendants in the criminal case resulting from the

Bhopal disaster, still pending in the courts in India. Since the Company and its former CEO have never filed an appearance in the criminal case, they have been declared absconders from justice by the Bhopal Chief Judicial Magistrate, and the court has ordered the government to seek extradition of Anderson.

The "Reputation Management" Challenge of Bhopal for Dow Chemical

In the aftermath of the Bhopal disaster, the chemical industry as a whole instituted a reputation management program known as Responsible Care to distance itself and its reputation from the Bhopal disaster. Dow's own ethics web page notes that the Chemical Industry adopted the Responsible Care program as a public relations response to the Bhopal disaster. www.dowethics.com/r/environment/care_info.html. A more detailed description of this history appeared in Chemical and Engineering News at pubs.acs.org/hotartcl/cenear/980112/responsible.html

Since the purchase of Union Carbide, Dow has been subjected to escalating public scrutiny, reproach and demands for action – having taken on the enormous reputation management challenges associated with the legacy of the Bhopal disaster. With its acquisition of Union Carbide, scrutiny and public rebuke associated with the disaster has landed on Dow's doorsteps with a vengeance. For example:

• Survivors of the Bhopal disaster and their representatives engaged in a dialogue with the management of Dow shortly after the acquisition of Union Carbide. The upshot of the discussion, which revolved around specific topics of possible humanitarian relief for the community, was that after Dow Chemical's CEO was replaced, the new CEO brought the discussions to a disappointing standstill. With growing dissatisfaction of the survivors to the responsiveness of Dow management, the protests have escalated rather than subsided.

• Protests in 2003 occurred at Dow facilities worldwide, including the first organized student protest of Dow Chemical since Vietnam, with 25 American campuses and a total of 65 activities worldwide in December 2003, the 19th anniversary of the Bhopal disaster – a protest against Dow and for justice in Bhopal.

• Survivors appeared at the 2003 Dow Chemical shareholder meeting, where the management repeatedly stated that there was nothing the Company could do to answer the victims' pleas for help -- since it had neither liability nor responsibility for the prior disaster nor its continuing aftereffects.

• A large coalition of organizations met in Bhopal in January 2004 and announced an escalating campaign against Dow in the coming months, building toward the 20th anniversary of the Bhopal disaster in December 2004.

• On July 18, 2003, eighteen members of Congress sent a letter to Dow management urging the Company to provide medical rehabilitation and economic reparations for the victims of the tragedy, clean up contamination in and around the former factory site in Bhopal, provide alternative supplies of fresh water to the affected communities, and ensure that the Union Carbide Corporation appears before the Chief Judicial Magistrate's court in Bhopal where it faces criminal charges of culpable homicide.

• In October 2004, eight members of Congress files a resolution expressing the commitment of Congress to work with the Indian government to ensure that Union Carbide provides environmental and medical rehabilitation in Bhopal and is held responsible for its actions.

• In December 2004, the 20th anniversary of the Bhopal chemical disaster, worldwide protest erupted:

• At least three documentary films were released and screened worldwide, highlighting the roles of both Union Carbide and Dow Chemical in preventing a fair outcome from being achieved in Bhopal with regard to the plight of survivors.

• The Indian Government announced in December 2004 that it has asked an Indian company to carry out an assessment of the site to determine the extent of the problem. In warehouses at the site, broken bags of poisonous materials litter the floor, while deposits of mercury inch across its rusting infrastructure. There are an estimated 25,000 tons of toxic wastes at the site.

• A new book was published, "Trespass Against Us: Dow Chemical and the Toxic Century" highlighting the role of Dow Chemical in numerous chemical issues, including its ongoing resistance to resolution of issues associated with the Bhopal disaster.

• In April 2004 Bhopal survivors who have been pressing a protest movement demanding responses by Dow to meet the needs for the survivors received the prestigious Goldman Environmental Award for Asia – an award for advocacy on human rights and the environment.

• There was massive press and NGO activity surrounding the Bhopal anniversary and Global Day of Action in December 2004. There were 176 events in Asia, 4 in Africa, 44 in Europe, 9 in Latin America, and 84 in North America. This included 70 college campuses.

• So far, four campuses have organized "Divest from Dow" campaigns built on the company's role in Bhopal. At many campuses, students held educational events using one of three different documentaries that were released around the Bhopal Anniversary.

• Over 200 print articles were published worldwide, with major press coverage by BBC and CNN during several days of coverage.

• Amnesty International published a new report on the disaster, entitled "Clouds of Injustice," which garnered added press coverage.

• Several days after the Bhopal anniversary, the European Parliament passed a non-binding resolution calling on the Indian government and Union Carbide to address the lingering public health and environmental issues in Bhopal.

• Also in December 2004, the prominent UK-based, SustainAbility, which bills itself as "the world's leading business consultancy on corporate responsibility and sustainable development" asserted Bhopal as a demonstration of the need for a corporation like Dow Chemical to address its <u>moral</u> obligations regardless of its legal liability or the outcomes of litigation. Sustainability wrote in its report "The Changing Landscape of Liability: A Director's Guide to Trends in Corporate Environmental, Social and Economic Liability" that:

> We define legal liability as an obligation under local, national or international regulation or law. And 'moral liability' as developing when a company violates stakeholder expectations of ethical behaviour in such a way as to put business value at risk.
>
> 'Moral liability' may also affect a company's licence to operate, which depends increasingly on compliance with stakeholder expectations rather than merely with the law.
>
> We see increasing convergence between these two forms of liability as corporations come under scrutiny in both the courts of law and in the court of public opinion.
>
> We also conclude that 'moral liability' is growing in its potential to adversely impact businesses that are still focusing exclusively on strict legal compliance.

* * *

Dow steadfastly maintains that it has no responsibility, legal or moral, for the Bhopal legacy, and has maintained its position against investors, campaigners, customers, suppliers, politicians and even its own staff. Dow's position is simple and may — or may not — be well founded in law, but — in light of new interpretations of moral liability — probably unsustainable.

* * *

Two decades after the tragedy, much of the settlement funds paid by Union Carbide to the government has still to be distributed to the benefit of the victims. The medical follow-up has been inadequate, unsustained and cloaked in secrecy. The site which reverted to state control still awaits decontamination and is not sealed from the local community whose children and animals wander into the site.

The Indian government has much to answer for in the continuing crisis in Bhopal. But the focus of this report is new and emerging forms of risk for business and the experiences of Union Carbide and more recently Dow illustrate how **hidden liabilities can and will emerge to threaten reputations and licence to operate.**

• In January, 2005 Russell Mokhiber and Robert Weissman of AlterNet.com ranked Dow as one of the 10 Worst Corporations of the Year specifically citing the current issues surrounding the Bhopal disaster. In particular, they drew attention to the continuing health problems of Bhopal residents, the worldwide demonstrations, and the ongoing litigation. See, http://www.alternet.org/story/21088/

• In January 2005 the Dow Chemical company was again in the spotlight as a target of simultaneous protests at the world economic forum in Davos, Switzerland and the World Social Forum in Porto Allegre, Brazil. In Davos, the organization Public Eye on Davos gave the international "award" for "failing to respect human rights" to Dow Chemical. The awards are for "winning" corporations chosen as "model cases for all the corporate groups that have excelled in socially and environmentally irresponsible behaviour. They reveal the negative impacts of economic globalisation," said a statement from the Public Eye Awards organisers. The Dow award was granted for refusing to assume accountability for the persistent, long-term effects of the Bhopal disaster, considered the worst industrial disaster in world history.

The Wall Street financial firm Innovest Strategic Value Advisors wrote in its February 2004 report, *Dow Chemical: Risks for Investors* that "The Bhopal disaster is an ongoing concern with significant potential to harm the company's reputation or pose material liabilities, as well as constrain investment in Asia. ... The $2.18 trillion market currently under SRI management world-wide may remove Dow as a potential investment as a result of these controversies. Dow management has flatly claimed that it has no liability associated with these matters, but our review indicates that it appears to have settled on an inadequate strategy to address the issue prior to merging with Union Carbide."

In short, the Bhopal disaster is arguably the leading test case regarding the role of corporations in a global economy, and of the moral and social responsibility of corporations. While Dow management hopes to paint for shareholders and the world a picture of Bhopal as a tragic bygone that is just about finished in the courts, and then will be entirely a matter of the distant past, in reality Bhopal remains one of the most significant public policy issues facing the Company.

While the ongoing litigation over the issue is part of this policy challenge, the scope of the policy challenge to the Company far exceeds the litigation. Consequently, the resolution filed by by a group of three religious shareholder organizations speaks to this multitude of significant policy issues and asks the Company "to prepare a report to shareholders by October 2005, at reasonable cost and excluding confidential information, describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere."

ANALYSIS

I. THE RESOLUTION DOES NOT ADDRESS ORDINARY BUSINESS, BUT RATHER FOCUSES ON PROFOUND PUBLIC ISSUES FACING THE COMPANY.

The Company asserts that the resolution relates to the ordinary business of the corporation, either because it improperly seeks a report on the Company's financial risks and business operations and/or because the proposal implicates the Company's litigation strategy.

Examination of the matter at hand demonstrates, however, that the resolution neither requests an improper assessment of the Company's financial risks and business operations, nor does it call for reporting or action on existing litigation. Instead, the resolution asks the Company to report on a major public controversy facing the corporation.[1]

In order for a shareholder proposal to be excludable under Rule 14a-8(i)(7), the proposal must not only relate to a matter of ordinary company business, but it must also fail to focus on a significant policy issue. As explained in the Commission's most recent interpretive release on the matter:

[1] For the record, the shareholder resolution which the proponents submitted last year also contained the language of the current resolved clause regarding impacts on the company in the supporting statement.

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. . . .
>
> Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations.

Interpretive Release 34-40018 (May 21, 1998)

It is evident from the Interpretive Release that there are two prongs to the analysis 1) subject matter and 2) level of detail. Looking first to the subject matter inquiry, it is important to observe that even if the proposal relates to the day-to-day operations of the company, it is still permissible if it focuses on sufficiently significant policy issues. Similarly with the second inquiry, the proposal is permissible if the level of detail it seeks is "reasonable" and "involve(s) significant policy issues."

What is thereby apparent from the Interpretive Release is that that the fundamental consideration is whether the proposal focuses on and involves a significant policy issue. If the subject matter and the level of detail are sufficiently linked to the significant policy issue, the company cannot exclude it. Thus even though a proposal may relate to day-to-day tasks of the company and probe into those matters with some detail, as long as the proposal focuses in a reasonable fashion on a sufficiently significant policy issue it is permissible under the Commission's Interpretive Release and Rule 14a-8(i)(7).

A. The moral and reputational burdens of the Bhopal chemical disaster are a major policy issue facing the Company.

A proposal cannot be excluded by Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F. 2d 416, (DC Cir. 1992) a proposal may not be excluded under clause (c)(7) if it has "significant policy, economic or other implications". *Id. at 426*. Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id. at 427.*

As is discussed in depth above, it is evident that the Bhopal chemical disaster and its legacy issues today are a major policy issue facing the Company. Not only did the environmental disaster take thousands of lives and affect tens of thousands for decades to follow, but the tragedy captured the attention of the world and has held it for decades. The ongoing difficulties faced by the Bhopal survivors has resulted in potentially costly litigation for the Company, worldwide demonstrations, action from members of the U.S. Congress, and serious questions from the investment community. As these facts demonstrate clearly, the subject of Bhopal is a significant policy, economic, and environmental issue that has implications for the long term goals and business strategy of the Company.

B. The Proposal does not call for an improper assessment of the Company's financial risks and business operations.

While there have been occasions when the Staff has concluded that resolutions that address certain kinds of risk in an overly detailed fashion, our Proposal does not direct itself to the kind of risks issues rejected in other shareholder resolutions. In this instance, the resolution requests a report "describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere."

The fact that the resolution may arguably to some degree require assessment of economic impacts on the company does not make the resolution excludable. In *Unocal Corp.* (March 5, 1997) and (April 3, 1998) resolutions requested that the company's Board of Directors appoint a committee of outside directors to issue a report on the "actual and potential economic and public relations cost to Unocal of opposition to its business in Burma." *Id.* These resolutions were not deemed to constitute excludible "ordinary business" by the staff.

Those resolutions included some detailed requirements, including the actual and potential benefits of continuing to do business in Burma as well as the costs to Unocal of:

> "1. the growing boycott of Unocal products by consumers, including cities and states"
>
> "2. the increasing lobbying by Unocal of federal and local legislatures and governments"
>
> "3. litigation filed against Unocal."

The Proposal is analogous to the *Unocal* resolutions in that proponents are asking for a report that evaluates the impact of a significant issue on the reputation and finances of the Company. As with the *Unocal* resolution, our resolution also encompasses a significant policy issue and does not require a level of detail that constitutes ordinary business.

The current proposal is also similar to Occidental Petroleum Corp. (March 6, 2000). A shareholder proposal, which mandates that this company's board of directors hire an independent firm to
prepare a risk analysis report on the long-term impact on profitability and stock price due to the U'wa tribe's threat of mass suicide if Occidental drills on U'wa territory, may not be omitted from the company's proxy material under rule 14a-8(i)(3), (i)(5) or (i)(7).

In *Occidental Petroleum Corp.* (February 2, 2001) the resolution expressly called for "a report on the **financial and legal risks and liabilities** of the company's operations in Northeastern Colombia." (Emphasis added.) In *Wal-Mart* (March 14, 2003) the shareholder proposal requested that the company's board review the company's policies for food products containing genetically engineered ingredients and **report to shareholders on the risks, financial costs, benefits** and environmental impacts of using these ingredients in items sold or manufactured by the company. (Emphasis added). In *Phillips Petroleum Co.* (March 13, 2002) the proposal requested that the company's board of directors prepare a report on the potential environmental damage that would result from the company drilling for oil and gas in the coastal plain of the Arctic National Wildlife Refuge, including the **financial costs of the plan and the expected return.**

Those cases, like the present resolution, provided examples of a generalized request for financial and economic information. These cases did not require a particular accounting, methodology, or level of detail. Rather, they appropriately requested a generalized level of financial information related to a significant policy issue confronting the Company.

The proponents prime interest is on disclosure of the moral and reputational burdens facing Dow, including all repercussions of those burdens, as a result of unfavorable views of its handling of the ongoing problems at Bhopal.

There are a number of recent examples in which the proponent has expressly requested an **evaluation of risk of damage to a corporation's reputation** and the staff has concluded that it is a permissible. In *General Electric* (February 3, 2004) the resolution called for the company to "prepare a report **evaluating the risk of damage to GE's brand name and reputation** in the United States as a result of outsourcing and offshoring of both manufacturing and service work to other countries." (Emphasis added). The language of the resolution in *Sprint* (February 5, 2004) is virtually identical. These two cases illustrate that a resolution regarding reputational risk related to a significant policy issue does not qualify as ordinary business and is not excludable.

Our resolution is analogous to *General Electric* and *Sprint*. The resolution calls on the Company to describe the impact of the Bhopal issues on its reputation. As with those resolutions, it asks that the evaluation take the form of a report and discuss how the issue will effect the Company. As noted by Sustainability, the "moral" liability of Dow may overshadow the damage to the company from its legal liabilities.

In addition, there is also a long history of cases in which risk to reputation has been regarded as an appropriate topic for shareholder resolutions. In *Morgan Stanley Dean Witter & Co.* (Jan. 11, 1999) and *Merrill Lynch & Co.* (Feb. 25, 2000) the proposals asked for a report on the impact of certain business strategies "on the environment, human rights and **risk to the company's reputation**" (emphasis added). Further, in *General Electric Company* (Jan. 19, 2000) the resolution asked for, proposal for "a report evaluating **the risk of damage to GE's brand name and reputation** in the United States" arising from GE's globalization growth initiative. (emphasis added). In fact there are no cases at all in which the Staff has allowed resolutions specifically focused on reputational risk to be excluded.

Also, in *Maxxam Inc.* (March 26, 1998) the Staff concluded that a proposal requesting the company to prepare a report on strategies for ending all operations that cut, damage, remove, mill or otherwise involve old growth trees was not ordinary business. The staff noted that it was not ordinary business because it related to the adoption of a policy "designed to address a major ecological and environmental matter." As with *Maxxam*, this Proposal deals with the long-term strategy of the Company regarding a major ecological and environmental matter – in this case the Bhopal disaster and its environmental legacy.

It is also important to point out that this resolution is unlike those that have been rejected by the SEC staff as focusing on specific methods and issues of risk accounting that encroached upon the ordinary business of the company. This case stands in stark contrast to cases the Company cited -- *Newmont Mining Company* (February 4, 2004), *The Dow Chemical Company* (February 13, 2004), *Xcel Energy Inc.* (April 1, 2003), *Cinergy Corp.*(December 23, 2002), *Willamette Industries, Inc.* (March 20, 2001), and *The Mead Corporation* (January 31, 2001) because in those cases the proposals made specific reference to methods of evaluating and assessing risk.

The present Proposal is in no way analogous to the cases cited by the Company. Those proposals delved into the methodology of evaluation of certain risks and liabilities and thereby sought to intrude into the minutia and detail of the company's ordinary business of accounting. The Proposal, in contrast, simply calls for a report generally "describing the **impacts** that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere." (emphasis added). This Proposal seeks a general report disclosing information regarding a significant policy issues and there is no implication of methodology of assessment of financial or economic impact. There is no attempt to dictate the form the information will take, the methodology used to collect or evaluate the information, the framework for reporting requirements, or what precise information is required. To conclude otherwise is to make the Proposal something it is not.

In *Xcel Energy* and *Cinergy* a nearly identical resolution was proposed which would have required reporting on global warming impacts on the company. The resolution was notable in its breadth and vagueness—attempting to prescribe a standard for ongoing risk reporting for the long term—something that a company already does or should be doing in its annual 10 K reports and as part of the management discussion and analysis. Similarly, in the *Willamette* case, shareholder proponents attempted to prescribe a framework for reporting of environmental liabilities, namely an estimate of *worst case financial exposure due to environmental issues for the next ten years*. In *Mead* the shareholder was requesting that the company report on the company's "*liability projection methodology* . . . and an assessment of other major environmental risks, such as those created by climate change." (emphasis added). Finally, in *Dow* the proposal expressly called for the company to identify and publish the ***"reasonable range of costs of remediation or liability***

Any shareholder resolution that requests reporting on impacts on the company of a public policy matter will necessarily reach into some issues of market and reputational concerns. What partly distinguishes the current resolution from the ones that cross the line into ordinary business is the lack of focus on the means by which the company will describe the impacts. In other words it leaves the Company great flexibility in determining which types of impacts to include.

It is useful to note the successful arguments made in the *Unocal* (February 23, 2004) case, in which the proponent argued that "it is hard to imagine any proposal involving significant policy issues that does not involve one or more regulatory, litigation or reputational risks. Were the Staff to agree with Unocal's argument, it would effectively be repealing (in violation of the Administrative Procedure Act) the Commission's determination of what the Rule is intended to mean, which determination itself constitutes a part of the Rule." Proponent letter dated February 11, 2004 citing *ACTWU v. Walmart*, 821 F.Supp. 877 (S.D.N.Y. 1993). Also, "it should be noted that reputational risk may be the very reason why a shareholder proposal raises an important policy issue, as illustrated by shareholder proposals dealing with registrants operating in nations with severe human rights violations, such as South Africa (under apartheid), Burma, Uganda (under Idi Amin) etc."

It is also evident that where potential environmental liability of the company is one of many possible impacts facing the company, it does not automatically render the resolution excludible as ordinary business. Recent examples of this include, *General Electric Co.* (February 2, 2004) in which the permitted resolution requested that the company's board of directors report on expenditures relating to the health and environmental consequences of PCB exposures and *Dow Chemical Co.* (March 7, 2003) which requests that the company's board of directors issue a report summarizing the company's plans to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins. See also e.g. *Freeport-McMoRan Copper & Gold Inc.* (February 10, 1997); *Unocal Corp.* (March 6, 1996); and *Amoco Corp.* (February 1, 1996).

Our resolution, like the *General Electric* and *Dow* examples, is permissible because it involves a general request for reporting related to significant environmental liabilities. In the Proposal, the resolution addresses the dramatic and devastating environmental damage at the Bhopal plant. This significant policy issue naturally implicates, at a variety of levels, costs to the Company.

B. The resolution does not attempt to address or require reporting on litigation.

The Company also asserts that the resolution is excludible as implicating its litigation strategy. First, it should be noted that the resolution allows the Company to exclude "confidential information," which the proponents understand to include matters of litigation strategy. Nowhere does the resolution require a report on the expected cost to the Company if it loses the litigation, or how it expects to resolve the various cases pending before the courts. Instead what is contemplated by the proponents is reporting on other types of impacts that the ongoing controversies may be having on the Company. These include the damage to Dow Chemical's reputation that is resulting from the continuing intransigence of the policy issues facing the Company, including the potential impact on Asian markets that are important to the Company's future.

The cases cited by the Company were: *R.J. Reynolds Tobacco Holdings, Inc.* (March 6, 2003), *Benihana National Corp.* (September 13, 1991), *Exxon Mobil Corp.* (March 21, 2000)[2], *Philip Morris Companies Inc.* (February 4, 1997), *R.J. Reynolds Tobacco Holdings, Inc.* (February 21, 2003), and *Philip Morris Companies Inc.* (February 22, 1999). Those proposals directly sought to either 1) intrude into the decision making process of a specific litigation or 2) require assessments and information about an issue that was the subject of the litigation.

In *R.J. Reynolds Tobacco Holdings, Inc.* (March 6, 2003), the resolution was designed prescribe a specific set of policies that would effectively resolve the pending litigation against the company regarding its smuggling practices. Not only did the resolution require the company to "determine the extent of our Company's past or present involvement directly or indirectly in any smuggling of its cigarettes throughout the world" but it also required the committee it would establish to make "appropriate recommendations to ensure that our Company is not involved in any way in selling cigarettes in ways that might assist smuggling and that it not sell cigarettes to any distributor or any other person who cannot fully and accurately account for the source of the funds with which the cigarettes were purchased. We also recommend the Committee include recommendations ensuring the Company will not engage in any practices by which distributors, shippers, or wholesales [sic] can pay for the cigarettes in questions [sic] into offshore corporations and bank accounts or other locations that limit the ability of governments to track the sale of cigarettes or payment for said cigarettes." **The litigation pending against the company was seeking precisely these outcomes. So implementation of the resolution could have effectively meant resolving the litigation.** In other words, this resolution fit into the ordinary business precedents "when the subject matter of the proposal is the same or similar to that which is at the heart of litigation in which a registrant is then involved."

That is far from the situation in our resolution. The resolution does not request, directly or even indirectly, any assessment or information about the litigation nor require any outcome to the litigation. Rather this Proposal asks for a description of the impacts that the outstanding Bhopal issues have on the Company.

Similarly *Benihana National Corp.* (September 13, 1991) is not relevant to this discussion. In that case the resolution sought the public release of a specific internal report that contained an analysis of claims asserted in a pending lawsuit. Furthermore, the shareholder making the proposal was one of the plaintiffs suing the company in the pending lawsuit. Needless to say, that situation is in no way analogous to our case. The proponents are not parties to any of the litigation and the level of analysis sought does not remotely include internal analysis of the litigation. As the resolution states, all confidential information is to be excluded.

[2] While the company refers to an Exxon Mobil case it does not cite the case. It is assumed, however, from the description of the case that it is *Exxon Mobil Corp.* (March 21, 2000).

In *Exxon Mobil Corp.* (March 21, 2000) the resolution called on the company to immediately pay settlements associated with the 1989 grounding of the Exxon Valdez and to cease specified legal actions. As this is plainly an example of a direct and explicit attempt to intrude into the decision making process of a specific litigation it is also clearly not analogous to the present resolution. The resolution does not, in any way, direct the Company to take any specific steps with respect to the litigation identified let alone ask it to immediately pay settlements or cease defending against the charges. As a consequence, the *Exxon Mobil* case sheds absolutely no light onto the issues that need to be addressed in this matter.

The same is true of *Philip Morris Companies Inc.* (February 4, 1997). In that case the resolution called on the company to voluntarily implement specific Food and Drug Administration regulations concerning teen smoking. At the time the company had already chosen to litigate the constitutionality and legality of those very same FDA regulations. Consequently, the resolution was intruding into the decision making process of a specific litigation. To the contrary, our resolution does not, in any way, direct the Company to take any specific steps with respect to the litigation identified.

In *R.J. Reynolds Tobacco Holdings, Inc.* (February 21, 2003) and *Philip Morris Companies Inc.* (February 22, 1999) the proponents requested the companies find appropriate ways of informing customers about the "actual health risks of smoking 'light and ultralight' cigarettes to disassociate them from any belief that such products are safer and deliver less tar and nicotine," At the respective times, both companies were involved in numerous class actions relating to the use of the terms "light" and/or "ultralight." In addition, one of those actions sought an injunction against the alleged misrepresentation involved in the use of the terms "light" and "ultralight", precisely the same result sought by the proponent of the resolution. This example of intruding into the decision making process of a specific litigation is completely inapplicable to the Bhopal resolution. The resolution does not advocate any precise result nor does it attempt to interfere with the litigation in some collateral fashion as the *RJ Reynolds* and *Philip* proponents were attempting. As a result, the case is inapposite.

Rather than looking to the irrelevant cases cited by the Company it is more useful to consider the following cases which are more analogous to this case:

In *RJ Reynolds* (March 7, 2000) the resolution called for RJR Nabisco to create an independent committee to investigate retail placement of tobacco products, in an effort to prevent theft by minors. The company argued that due to two current lawsuits (against FDA and the state of Massachusetts) the Proposal, if implemented, would interfere with litigation strategy by asking the company to take voluntary action in opposition to its position in the lawsuits. The proponent prevailed by arguing that it addressed a significant policy issue (tobacco and children) and that the Proposal is unrelated to litigation. "[L]itigation strategy has been interpreted to encompass matters ranging from the decision whether to institute legal proceedings, to the conduct of a lawsuit, to the decision whether to settle a claim or appeal a judgment." The Proposal, as the present one, deals with none of the above.

In *Philip Morris* (Feb. 14, 2000), the resolution called for management to develop a report for shareholders describing how Philip Morris intends to address "sicknesses" caused by the company's products and correct the defects in the products that cause these sicknesses. The company argued that the Proposal requested the Company to issue a report on matters that are prominently at issue in numerous lawsuits. The proponent prevailed by arguing that the Proposal neither requests information about litigation nor tells the Company how to handle the litigation. Due to statements on PM's web site, essentially admitting to cigarettes causing "sickness," the Proposal asking how the company will address that "sickness" would not likely interfere with any litigation strategy.

In *Bristol-Meyers* (Feb. 21, 2000), the resolution called for implementation of a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and report to shareholders on any changes in its current pricing policy by 9/2000. The company argued that the Proposal seeks to have the company take action in an area of its business currently subject to litigation: its pricing practices. The proponent prevailed -- arguing that as a matter of good public policy a Proposal raising a broad policy issue should not be automatically excluded if it has been at sometime, somewhere, has sued the registrant in connection with a related matter. Our Proposal is analogous to this case because it raises a broad policy issue that happens to be implicated in a number of settings, including litigation.

Further, the mere mention of lawsuit in a shareholder resolution does not render the resolution excludible as ordinary business. In *RJR Nabisco* (Feb. 13, 1998), the resolution called for the company to implement in developing countries the same programs for prevention of smoking by youths as voluntarily proposed and adopted in US. The company mentioned that proponents refer to lawsuits against subsidiaries in France and Philippines dealing with alleged violations of marketing regulations as a basis for extending the US policy abroad. The proponent prevailed by pointing out that the company has already implemented these programs in the US and therefore has nothing to do with lobbying/litigation strategies.

II. THE RESOLUTION IS NOT VAGUE OR INDEFINITE, BUT IS DIRECTED TO ISSUES THE COMPANY IS WELL AWARE OF AND YET SUFFICENTLY GENERAL TO GIVE THE COMPANY AN APPROPRIATE AMOUNT OF DISCRETION.

The company asserts that the resolution should be excludible as vague because when the resolution asks the company to address "outstanding Bhopal issues" the company or shareholders might not know which are the 'outstanding Bhopal issues'.

As described above in the historical background section of this letter, the outstanding issues regarding Bhopal have been well identified in press coverage, documentaries, public reports, and correspondence with the management. The management and the public have been well-informed regarding the outstanding issues regarding Bhopal; what remains is for the management to give investors a reasonably accurate report on how those issues may affect the company.

For example, the demands of Bhopal survivors were expressed in a letter to Dow management of March 11, 2002 requesting that the company address the following issue areas:

> 1. **Ensuring that people in the communities next to the Union Carbide factory are not exposed to toxic chemicals**....we request The Dow Chemical Company to take urgent action to decontaminate the soil and ground water in and around the abandoned Union Carbide factory.
> 2. **Medical research on present health status of survivors of the disaster**...Since 1994 when the International Medical Commission on Bhopal published its report on the health status of the exposed people there has been no full scale study to document the long term health impact of exposure to Carbide's chemicals. There is a great need for a large scale epidemiological study to make an assessment of the current health status of the survivors and their children so that helpful directions for health care providers can emerge.
> 3. **Economic rehabilitation to those unable to do their usual work**
> Close to 80% of the exposed people are toiling people, or used to. Involved in carrying loads, pushing hand carts, vending vegetables, construction, and such physically demanding work. ....The compensation money they have received has been too meagre and most if not all of it spent in repaying debts and paying for medical treatment. Thousands of families are on the brink of starvation.... ...On humanitarian grounds we request Dow to provide gainful employment to the persons who have lost the capacity to do their usual work.
> 4. **Social support to widows, orphans and disabled people**

> Close to 10, 000 persons widowed or orphaned due to the Union Carbide disaster and about 40,000 severely disabled survivors are in need of social security in the form of monthly pension or as free and regular supply of basic needs. Given the governments abandoning this vital and life saving task we request Dow to provide the means for such support.

These issues have been reiterated in news articles, documentaries, and many other avenues. See one detailed account of the "moral liability" of Dow in "The Changing Landscape of Liability" Excerpt, Appendix 1.

The Company's attempt to cast doubt upon the plain meaning of the language in the Proposal does not succeed if one simply reads the Proposal. It says what it means and it means what it says, nothing more and nothing less. All the Proposal asks is for the Company to describe the impacts these issues, if left unresolved, may reasonably pose on the Company, its reputation, its finances and its expansion in Asia and elsewhere. This language is sufficiently clear so that the Company understands what is being asked of it and is sufficiently general so that, appropriately, the Company has the discretion to decide how best to go about producing the report without being "micromanaged.

III. THE RESOLUTION IS NOT FALSE OR MISLEADING.

The proponents drafted the resolution in a good faith belief that it does not contain false or misleading statements; however we are willing to make corrections to clarify any points of concern to the staff.

With regard to the specific claim that the Proposal contains a false and misleading statement, the facts are that, as acknowledged in the Company's letter, Union Carbide Corp. has refused to appear and face the criminal charges in the Indian courts, based on their assertion that the courts lack jurisdiction over the corporation. The company fails to note, however, that the outcome of that refusal to date, has been that the courts of India have declared Union Carbide and its former CEO Warren Anderson to be absconders from justice for their failures to appear in response to the criminal charges. In other words, the statement by the management that Union Carbide Corp. and its former Chief Executive Officer have not submitted to the jurisdiction of the criminal court and, accordingly, are not parties to the proceeding, is not necessarily the position of the Indian courts which view them as fugitives.

In addition since Dow Chemical has acquired in Carbide, the corporation also has not appeared nor required its subsidiary Union Carbide to appear. In February 2004 the Bhopal Group for Information and Action submitted a petition to the Madhya Pradesh court requesting that the court required Dow Chemical to explain why it should not produce Union Carbide in the criminal case. Although the corporation has been aware of the ongoing petition, it has opted not to appear to respond to this petition. In January 2005 the court issued an order for Dow Chemical to respond to the petition. To date Dow Chemical has not responded. Thus while Dow Chemical is not a defendant in the case, an order has been issued for Dow Chemical to explain why it has not required Union Carbide to appear. Therefore the language of the resolution which notes that Union Carbide and Dow have refused to appear in Indian courts to face continuing criminal charges is technically accurate.

Proponents wish to note however that if the staff concurs in the Company's position that the resolution contains misleading language, for instance if it might be incorrectly understood as implying that there are criminal charges pending against Dow, proponents will be willing to revise the language referring to the continuing criminal charge so as to omit reference to Dow Chemical in that sentence.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff concludes that certain parts of the document may require revision, please be advised of the willingness of the Proponent to make needed modifications. Also, we respectfully request an opportunity to confer with SEC staff in the event that the staff should decide to concur with the Company.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc:
Ronald O. Mueller, Esq. Gibson, Dunn & Crutcher
Tina S. Van Dam, Corporate Secretary, The Dow Chemical Company
Lauren Compere, Boston Common Asset Management
Church of the Brethren Benefit Trust
Sisters of the Holy Cross of Notre Dame
Sisters of Mercy of the America

APPENDIX 1
EXCERPTS FROM

"The Changing Landscape of Liability: A Director's Guide to Trends in Corporate Environmental, Social and Economic Liability"
SustainAbility, LTD UK

A Director's Guide to Trends in Corporate Environmental, Social and Economic Liability

ility

Swiss Re







FOLEY HOAG

Definitions

Corporate Responsibility (CR)
A term that can embrace financial integrity, corporate ethics and dimensions of economic, social and environmental value added. In the wake of such scandals as the Enron collapse, the term has often focused back on narrower definitions of financial integrity. However, throughout this report we use CR to refer to a business approach embodying open and transparent business practices, ethical behaviour, respect for stakeholders and a commitment to add economic, social and environmental value. Corporate Social Responsibility (CSR) is also often used in this sense.

Sustainable Development (SD)
The best known definition is that of the World Commission on Environment and Development: development is sustainable when it 'meets the needs of the present without compromising the ability of future generations to meet their own needs'. It is linked to concepts like economic, social and environmental equity within and between generations.

Forewords

SustainAbility foreword

Over recent years, our work with companies has highlighted that there is growing awareness of a connection between the linked Corporate Responsibility / Sustainable Development agendas and risk management. Indeed, this has become the most compelling business case for boards to give these topics serious strategic attention. With this report we lay out the evidence that companies are operating in a new and more challenging environment where risks of legal action against them are greater than ever and where even if companies avoid trial and prosecution in real courts, society could put companies on trial in the court of public opinion. If these conclusions are true, they shift a company's corporate responsibility and sustainable development strategies from the side stage of public relations and reputation management to the centre stage of strategic risk management. It is the aim of this report to provoke debate and discussion among senior business leaders on this perspective.

As the final drafts were reviewed by SustainAbility's Council, it was noted that an increase in litigation or pressure for tougher regulations does not in itself necessarily result in increased liability. Indeed, as our report shows, many if not most of the legal actions in new areas of litigation, such as climate change or obesity, either become endlessly protracted or fail.

Our intention is not to overstate short term risks of new forms of liability, nor to propose prescriptive answers. Rather, we try to show that the challenges presented to companies on their social and environmental impacts are clearly signalling an era of heightened accountability.

Companies that address the issues we raise and that do so in an open, inclusive and pro-actively responsible way will, we argue, not only be aligned with twenty-first century standards of corporate governance, but will also be protecting and enhancing shareholder value.

Our work with business leaders highlights the increasingly difficult balancing act they are forced to pursue, often leading, as one of our clients observed, to a case of 'no good deed going unpunished'. In other words, even those following the highest standards of corporate governance and responsibility have no guarantee of fair treatment, let alone approval. But this, we argue, is no reason not to engage with, and respond accountably to, the widening range of social, environmental and economic issues that society expects business to address.

Our intent is to be helpful to directors in understanding some of the dynamics and dilemmas which are making business management ever more complex and unpredictable. There are no sure solutions in handling these issues, but we hope that this report will provide insight and constructive suggestions for ways to handle the new and emerging forms of risk that we explore.

Ultimately, we hope that companies will conclude, as we lay out in the report, that all of a company's stakeholders are likely to benefit from a planned and progressive shift from a 'passive' to an 'active' model of corporate responsibility.

Geoff Lye
Francesca Müller
SustainAbility

This report has been produced by SustainAbility: it does not necessarily reflect the views of the sponsors.

In recent years adverse developments in liability regimes have raised concerns first and foremost in the US, with comparable trends now globalising. The emergence of a new compensation culture with an economic remedy for every harm, even when there is no damage, breach of duty or fault, is increasingly affecting corporations worldwide.

In 2003, Swiss Re was the first reinsurer to focus management attention on liability environments around the world. Our leadership had the foresight to consider the commercial and public policy issues resulting from the threat to the conditions essential for insurability. Today we continue to conduct our own as well as participate in third-party liability regime research. Our aim is to raise awareness among our clients and to encourage quality debate across the industry.

SustainAbility's initiative is critical for the better understanding of the interdependence of a company's legal and regulatory obligations with corporate responsibilities and strategies, and the resulting consequences with regards to its overall liability profile. We agree with SustainAbility that a corporation's 'license to operate' cannot simply be reduced to legal and regulatory compliance. We hope to demonstrate this through our own contributions in the area of sustainability and corporate social responsibility.

Beyond legal frameworks, it is societal, economic and most likely political considerations which have and will – without doubt – continue to shape the future liability landscape. The underlying trends need to be thoroughly understood and, where required, far-sighted adaptations in the arenas of jurisdiction, public policy as well as corporate and individual behaviour will need to be considered.

As one of the world's leading reinsurers, Swiss Re has a major role in understanding current and future risk landscapes. The identification and assessment of new risks as well as actively participating in building awareness of potential threats are ever important to our business of providing appropriate cover for risks. Only with the fundamental conditions for insurability intact can we responsibly create value for our shareholders, meet the demands of our wider stakeholder community and pursue the industry's social and policy objectives of spreading losses through insurance mechanisms.

We are delighted to be associated with this report which we believe adds a vital piece to the picture of the liability landscape and provides valuable assistance for corporate directors in correctly interpreting and operating in an ever changing liability environment.

Rick Murray
Chief Claims Strategist
Swiss Re

When a company has to pay out in a lawsuit, it is not usually the people who caused the problem – the company directors or employees – who end up paying the bill, but the shareholders. Investors therefore have a strong interest in understanding the true extent of the litigation risks facing companies, and using their influence to encourage managers to manage these risks carefully.

Insight Investment, a £72 billion London-based asset manager, is exploring how it can do both of these things better. We are looking at how to deepen our analysis of litigation risk in our investment decision-making. We also now routinely seek to encourage stronger risk management as part of our shareholder activism on corporate governance.

In the last couple of years we have become aware of the growing scale of litigation, particularly in the US, and the broadening front on which litigation battles are being fought. We are also learning that litigation can be damaging to a company's reputation even when it is unsuccessful in the courts. As yet, however, we are uncertain just how big a threat these new forms of litigation are to shareholder value. We are keen to learn more.







We are therefore very pleased to support the publication of this report. In the pages that follow SustainAbility has offered a useful case for the prosecution. They believe that companies face some very significant and qualitatively different risks arising from litigation, both directly and associated with wider moral liabilities. The alarming picture they paint is one in which litigation could become an important factor driving share prices in numerous business sectors. It is too early to tell whether this picture is the right one. However, we very much hope that in making a forthright case, the report will provoke a productive debate on this subject. Some may believe that litigation is not going to be such a big deal for shareholders. If so, we look forward to hearing the case for the defence!

Craig Mackenzie
Head of Investor Responsibility
Insight Investment

Foley Hoag Foreword

Businesses have always been expected to comport their activities to governing laws and regulations. Today, however, societal expectations are increasingly more demanding of companies than the legislated requirements that have traditionally guided the conduct of business. Moreover, corporate stakeholders have become very effective at employing laws and regulations as tools (or as weapons) to drive corporate conduct past literal compliance toward broader notions of responsibility and accountability.

Literal compliance with the law is of course necessary – it is the 'entry fee' for engaging in business. But mere compliance is no longer likely to be sufficient to protect companies from potential moral and legal liability. In this context it is noteworthy (and a bit ironic) that the new wave of laws and regulations emerging out of the recent corporate governance scandals in the United States require companies not merely to comply with the rules, but to build internal management systems driven by values and principles that – it is hoped – will make compliance with laws, regulations, and a far broader set of societal norms and expectations, more likely.

As one of the very few law firms in the world with an established Corporate Social Responsibility Practice, Foley Hoag recognizes the increasingly complex assessments that must be made by companies of their impacts on stakeholders' interests and of their legal and moral accountability to those stakeholders. We have the great pleasure of working every day with forward-looking companies and company leaders who well understand the importance and wisdom of thinking and acting beyond the minimums required by overly-narrow interpretations of the letter – rather than the spirit – of the law. We are, accordingly, very pleased to have been invited to participate as a sponsor of this report.

SustainAbility's report raises significant issues to which the business community and its stakeholders would be wise to pay heed. Although Foley Hoag expresses no views regarding the specific company examples cited in this report, we applaud the diligence, care, and thoughtfulness with which SustainAbility has analyzed the wide range of pressing concerns discussed in the pages that follow. We are grateful for the significant contribution that this report will certainly make to the larger dialogue on corporate accountability, responsibility and citizenship.

Phil Rudolph
Partner
Corporate Social Responsibility Practice
Foley Hoag LLP





Executive Summary

The issue of past, current and potential liabilities has exercised boards of large companies for decades. This report makes the case that the landscape of liability – and therefore the risks for companies and to shareholder value – is changing and changing rapidly. It explores the evidence, maps the changes and attempts to guide business with the help of studies to navigate new and uncharted territory.

The changing landscape

This report is based on a number of key assumptions.

First, that legal liability is undergoing a period of significant change. The causes of action, standards of evidence and procedural rules that courts either tolerate or require are all shifting to describe a new legal landscape in which business must now operate.

Second, that business is vulnerable to new forms of 'legal activism'. This reflects three trends: the shift by NGOs away from attacking to exploiting legislation; the emergence, particularly in North America, of a highly profitable class actions industry; and the arrival of a new generation of lawyers, many of whom put correcting social and environmental injustice ahead of salary and career development.

Third, that there is an accelerating shift in societal values and expectations, and a corresponding mistrust of industry which feeds a demand for greater corporate accountability whether through new standards of governance, new disclosure requirements or accounting rules.

Fourth, that a progressive 'internalisation' of social and environmental costs is bringing business into the firing line of liability for its past and future impacts. This will not only bring huge costs to business for its on-going trading, but might also render companies vulnerable to legal action for past and future impacts resulting from corporate actions which are perceived to be 'irresponsible'.

01 **Legal and moral liability are converging**


Legal
Liability
Moral
Compliance-driven
Accountability-driven

02 **The shifting ground of liability**

Existing (Legal)		Emerging (Moral)
Court of law		Court of public opinion
Time-limited		Time-unlimited
Compliance to letter		Compliance to spirit
Ownership		Association
Money		Goodwill/badwill

Fifth, that there is a growing concern that companies (and others) should conform to the spirit as well as to the letter of the law. In other words, technical compliance may no longer be an adequate defence against social and environmental activists in the court of public opinion and even in the courts of law. Technical innocence or escaping accountability through legal expertise and subtle arguments on points of legal interpretation and precedent are becoming increasingly unacceptable in a society which expects real world performance and behaviour standards.

Finally, that laws and regulations often reflect and follow changing societal values and expectations. In other words, the legislative process serves as a lagging indicator of what society thinks, values and expects. We will argue that, in the early stages of social change, companies have always had – but never so much as now – an emerging and hardening 'moral liability' which affects a company commercially before it is felt as a trading or balance sheet liability, either by accounting regulation or in law.

Legal liability is deepening while moral liability is hardening

We look into what we see as 'hard' legal liability as well as 'soft' moral liability. We define legal liability as an obligation under local, national or international regulation or law. And 'moral liability' as developing when a company violates stakeholder expectations of ethical behaviour in such a way as to put business value at risk.[01]

'Moral liability' may also affect a company's licence to operate, which depends increasingly on compliance with stakeholder expectations rather than merely with the law.

We see increasing convergence between these two forms of liability as corporations come under scrutiny in both the courts of law and in the court of public opinion (Figures 01 and 02).

We also conclude that 'moral liability' is growing in its potential to adversely impact businesses that are still focusing exclusively on strict legal compliance.

The evidence points toward hard legal obligations presenting companies with accelerating and expanding current and potential risk. This risk is often related to areas which are also the subject of social and environmental activism. Because of this, company directors frequently either dismiss new risk issues as promoted by individuals or groups with no 'legitimate' authority, or see them as a problem to be delegated to the public affairs or corporate responsibility team.

It is our contention that companies need to distinguish between the two sorts of issues more methodically and more clearly, and that many of these issues are converging onto paths of liability.

Figure 03 illustrates the range of emerging hard liabilities and, in headline terms, the key areas of corporate exposure.

03 **Deepening legal liability**



Ownership
– Corporate veil weakening
– Higher acquired liabilities
Time
– Legacies going further back
– Retrospective standards
– e.g. Holocaust / Agent Orange litigation
Distance
– Global standards
– Supply chain accountability
Responsibility
– Consumer protection
– Risk disclosure /education
Governance
– Higher risk management standards
– Increased investor suits
Compensation
– Lowering thresholds for action
– Increasing award scales

Figure 04, by contrast, illustrates the range of softer, but equally powerful, issues facing business which fall under our banner of 'moral liability'.

We see the current corporate focus on Corporate Social Responsibility (CSR) and sustainability issues as the first response to 'moral liability'. Much of corporate activity is driven by public relations considerations with reputation protection as the primary driver. On the basis of our analysis, we recommend that this focus advance to a much more rigorous and robust process of risk assessment and risk management, at worst, and an opportunity for market shaping and winning strategies at best. CSR and sustainability issues for business are the soft signals of hardening liability potential.

Conclusions

1 Companies are at growing risk from litigation and liability more generally as a result of a well funded litigation industry; highly motivated legal activists; expanding boundaries of liability in both legal and accounting terms; and a decline in trust in business reflected in new governance and disclosure requirements.

2 New areas of liability are emerging that would not have made the radar screen of most companies a decade ago. Examples include climate change, obesity and human rights. In these and other areas, the accountability of business is irreversibly toughening, directly challenging the traditional compliance business model.

3 These risks will increasingly have to be assessed and disclosed either as a result of shareholder and stakeholder pressure or through tougher legal and accounting standards. In the short term, industry sectors are likely to develop voluntary codes and standards as a way of pre-empting regulation. Progressive companies will seek to get ahead of the curve through robust risk management.

4 Beyond legal and regulatory liability, we have identified a powerful and accelerating range of risks which we term 'moral liability'. This reflects shifts in societal expectations of responsible business, which are forcing companies to adopt new business models in relation to accountability for past actions, supply chain issues and equity issues in terms of fair trade and fair pricing. The future earnings and balance sheet impacts of these are likely to be substantial.

5 Given the evolution of the judicial system, which progressively embeds changing societal values in laws and regulations, we can expect the softer moral liabilities to progressively harden and ultimately be converted to carry the force of law. The trends are clear and businesses concerned to protect medium and long term shareholder value can take prudent measures to reduce their vulnerability. We offer recommendations below.

6 On the basis of this evidence, we see a rapid convergence between companies' risk management and their CSR and sustainable development programmes. Where the latter have traditionally been regarded by many boards as public relations or philanthropic exercises, they will – or, at least, should – become the focus of strategic review, debate and action as key items on board agendas.

7 Finally, we contend that liability avoidance by good governance, prudent risk management and progressive policies and strategies should be the preferred route to protecting and enhancing shareholder value and maintaining a licence to operate.

04 **Hardening moral liability**


Goodwill
– Vulnerability to CSR failures
– Damage to reputation
– Market campaigns
Licence to operate
– Compliance to the spirit
– 'Voluntary' agreements
– Stakeholder outrage
Shareholder activism
– Investment screening
– Risk and ethical resolutions
Economic equity
– Fair trade / pricing
– Responsible tax planning
Governance
– Higher risk management expectations
– Responsible investment / divestment
Disclosure
– 'Creative' accounting
– Transparent lobbying
– Whistleblowing

While specific recommendations are made at various points throughout the report, we highlight those which we suggest boards and senior management use to address the issues raised in the report.

1 **Shift from passive to active corporate responsibility**
- Regard compliance as no more than an entry ticket to a market and not a goal.
- Review business strategies and management through the lens of 'active' corporate responsibility (Figure 05).
- Assume in risk management reviews that boundaries of accountability will progressively expand through the value chain and through the whole lifecycle of a product's development, production, use and disposal.
- Map current, emerging and potential legal and moral 'liabilities' as a central element of strategic risk reviews.

2 **Pursue the highest standards of corporate governance**
- Move to a 'beyond compliance' mindset (as with best practice in environmental management) in corporate governance.
- Include material strategic business risks (e.g. climate change, human rights and obesity) within corporate governance processes and systems.
- Extend compliance to include societal (as opposed to legal) expectations and requirements.

3 **Ensure alignment of standards and behaviours**
- Review the company's values and business principles – ensure that they are robust and up to date in areas like human rights.
- Review current operations for inconsistency in operating standards or processes and assess for risk potential. Drive progressively to align standards globally.
- Do not see geographic distance, shared ownership or joint venture status as a justification for, or defence of, lower standards.
- Review all of the key codes, charters, voluntary agreements and public social/environmental commitments which your company has committed to. Test them for consistency and alignment with current and emerging societal expectations.[02]
- Ensure that they are being complied with, both to the letter and to the spirit.
- Review direct and indirect (e.g. trade association) lobbying for consistency with internal and external positions and commitments.

4 **Make stakeholder engagement an essential and integral part of risk management**
- Engage with stakeholders (especially customers, employees, investors, NGOs) on their expectations of responsible management of social, environmental and economic issues.
- Use stakeholder engagement to alert the company to shifting expectations and as an informing element of risk assessment and management. Be prepared to review and to address emerging issues.
- Recognising that familiarity generally breeds favourability, push the boundaries of transparency and openness. Report fully and frankly to stakeholders on all material risks and issues.

5 **Recognise legal activism as a growing force for greater accountability**
- Be prepared for creative legal activists to seek new routes (different laws / different countries) and remedies to hold companies to account.
- Ask legal advisers to undertake stretch analyses of weaknesses and areas of vulnerability. Use the results to identify potential risk exposure.
- Integrate legal and reputational strategies: ensure organisational and process alignment with this need.

6 **Review on and off balance sheet risks**
- Insist on board review of all 'hidden' or off-balance sheet transactions and liabilities.
- Progressively shift to more open accounting which conforms to the spirit of accounting standards.
- Avoid any 'creative' accounting that has the potential to mislead investors or others relying on published accounts.

7 **Apply new diligence to due diligence in investment and divestment processes**
- Broaden due diligence terms of reference beyond traditional legal and financial liability.
- Include less tangible but increasingly critical issues such as:
  - Potential 'badwill'.
  - Reputational risk.
  - Potentially uninsurable risks.
  - Retro compensation (distant past resurrected or closed litigation re-opened).
- Assess divestment options for potential negative environmental, social or economic impacts. Weigh conclusions into the decision making.

05 **From passive to active corporate responsibility**

Dimension	Passive (Legal)		Active (Moral)
Honesty	Not lying / Factually true Correct to the letter	→	The whole truth True to the spirit
Transparency & Disclosure	'Need to know' Compliance disclosure	→	'Right to know' Complete disclosure
Demonstration & Engagement	Information Exclusive / Narrowly defined	→	Engagement Inclusive / Broadly defined
Respect	Compliance-driven Messages to suit	→	Accountability-driven Clear and consistent

Introduction

Around the world, boardrooms are grappling with new and expanded concepts of corporate responsibility, accountability, governance and – increasingly – liability. Companies that have long believed themselves safe from the type of crises experienced by Shell over Nigeria or Nike over child labour are now feeling increasingly vulnerable. In a world characterised by instant global communication and decreasing trust in business, disgruntled or outraged stakeholders are holding companies to account for perceived societal or personal damage, often in a court of law. Perhaps most worryingly for business leaders, companies are being challenged for actions and decisions taken outside their direct line of control, occurring decades if not generations ago, and for impacts never before interpreted as their responsibility. This demands, we believe, robust and strategic approaches to risk management by business leaders if they and their companies are to thrive in the 21st century.

In our work with major corporations, we have noted growing confusion and apprehension over potential legal liability for corporate social responsibility (CSR) issues. We judged it timely to explore how existing forms of legal liability and softer forms of 'moral liability' interrelate. This report provides, we believe, the first serious investigation of this critical issue.

Concerns over liability are unfolding against a background of rising expectations of responsible corporate behaviour and governance. The collapse in trust in business precipitated by the Enron / Worldcom debacles has been a major recent influence.

More fundamentally perhaps, the intense focus on companies reflects public unease over the concentration of economic power in the hands of ever fewer 'mega-corporations', and doubt that existing laws and regulations will ensure adequate levels of corporate responsibility.

Chapter 1
Legal Liability
Explores the shifting landscape of legal liability, defined as an obligation under local, national or international regulation or law. We show how and why legal liability is becoming an ever more significant business risk, with companies more likely to be challenged in court, and arguably more prone to suffer business harm, due to rising levels of litigiousness, legal activism, class action suits and compensation.

Furthermore, the boundaries of companies' legal liability are expanding, with companies facing challenge in court for activities undertaken in the distant past or in locations far removed from corporate headquarters. Many of companies' traditional protections from liability – separation by geography, incorporation or time – have been attacked and, in some instances, undermined in the last five years.

Chapter 2
Moral Liability
Investigates the growing risk of 'moral liability': we propose that moral liability develops when a company violates stakeholder expectations of ethical behaviour in such a way as to put business value at risk. We see how issues once dismissed as soft and unquantifiable, such as reputation, are increasingly tangible, in part because mainstream players like investors and insurers are linking CSR with business value. At the same time, the boundaries of moral liability are expanding, particularly with respect to economic equity, through fair trade, fair pricing, and fair taxation.

Finally, we present four Studies to outline what these trends in moral and legal liability might imply for companies seeking to understand and manage their exposure:

Study 1
Climate Change
Looks at the new risks facing companies arising from the gathering momentum to hold companies to account for the enormous social and economic costs associated with climate change.

Study 2
Human Rights
Shows how committed legal activists are using US and European courts to hold companies to account for alleged complicity in human rights abuses in developing countries.

Study 3
Obesity
Explores how business is increasingly being held accountable for broad societal problems, despite often indirect or weak connections between companies' activities and the alleged harm.

Study 4
Legacy
Examines the Bhopal disaster to assess how traditional due diligence can fail to protect an acquiring company from stakeholder demands for continuing reparations related to pre-acquisition legacies.

Note
While we draw general conclusions throughout the report and specifically at the end of each study, the overall conclusions and recommendations are reported in the Executive Summary and are not repeated in the individual chapters.

A key message from this investigation is that the longstanding debate over the balance between voluntary and mandatory requirements is increasingly academic. We see that in many areas, soft and hard forms of liability are converging and blurring: CSR standards are progressively shifting from the 'soft' voluntary codes into 'hard' regulation and legislation, and corporate moral liability is being used to challenge companies in the court of public opinion. Legal compliance is, in essence, the entry fee for companies doing business anywhere in the world. But legal compliance on its own may no longer be enough. Companies that cling chiefly to technical compliance as their business strategy are unlikely to prevail in the court of public opinion even if they succeed in the courts of law. Instead, we argue for a proactive, trust-based approach, firmly grounded in a deep understanding of emerging societal expectations for responsible corporate behaviour.

Study 4 Legacy Lessons in hidden liability

In the spirit of transparency, SustainAbility wishes to disclose that Dow is a partner in its *Engaging Stakeholders Program*, paying £7,000 per annum for participation. Dow has not had (nor have they sought) any influence on the content of this report, beyond correction of factual errors. SustainAbility has had extensive exploratory discussions and correspondence with Dow management on the Bhopal issue and appreciates the inputs they have made; we have also visited Bhopal as part of the research for this case study. All time and expenses related to this were borne by SustainAbility.

Bhopal ranks alongside Chernobyl as one of the worst industrial disasters of all time. In December 1984, a pesticide manufacturing plant operated by Union Carbide India Limited (50.9% owned by Union Carbide Corporation) leaked vast quantities of MIC gas. Thousands of victims died,[115] and campaigners on the ground claim that the toll grows by about thirty victims a month as a result of exposure two decades ago. Hundreds of thousands more suffer chronic injury, social dislocation and psychological distress. Victim support groups contend that the next generation is suffering a range of illnesses and development defects as a result of *in utero* exposure, and that historic ground and water contamination continue to harm local health.

Union Carbide, the parent company of the operators of the plant, became the focus of huge media coverage and legal exposure overnight. In this Study, we show how Dow – by acquiring Union Carbide in 2001 – is itself now facing demands to address ongoing issues surrounding the Bhopal disaster.

Dow steadfastly maintains that it has no responsibility, legal or moral, for the Bhopal legacy, and has maintained its position against investors, campaigners, customers, suppliers, politicians and even its own staff. Dow's position is simple and may – or may not – be well founded in law, but – in light of new interpretations of moral liability – probably unsustainable.

The challenges of Bhopal are, however, by no means limited to the roles of Union Carbide and Dow. Any analysis of the Bhopal tragedy and subsequent events is bound to conclude that the state and federal governments of India have failed the victims as well.

Two decades after the tragedy, much of the settlement funds paid by Union Carbide to the government has still to be distributed to the benefit of the victims.[116] The medical follow-up has been inadequate, unsustained and cloaked in secrecy. The site which reverted to state control still awaits decontamination and is not sealed from the local community whose children and animals wander into the site. The Indian government has much to answer for in the continuing crisis in Bhopal

But the focus of this report is new and emerging forms of risk for business and the experiences of Union Carbide and more recently Dow illustrate how hidden liabilities can and will emerge to threaten reputations and licence to operate. While the case study concentrates, therefore, on the issues and learning from Bhopal for business, there are clear lessons too for the need, as globalisation develops, for new models of cooperation and collaboration between governments and business in jointly securing a fair and efficient resolution of the health, environmental and social impacts of industrial accidents.

Dow's acquisition of Union Carbide creates new wave of activism

The 1989 settlement ($470 million paid to the Indian government) was negotiated as a comprehensive final settlement at the end of protracted legal actions, but was amended in the Indian Supreme Court in 1991 to reinstate the criminal charges. Yet, numerous campaigners, journalists, professionals and opinion-formers argue that facts have been concealed; that failures in safety systems, processes and equipment were the primary cause of the accident; that the medical legacy is vastly greater in terms of death, disability and congenital defects than any official estimate; and that current groundwater contamination is directly attributable to Union Carbide's activities.

'We have no responsibility in this matter. There is nothing more we can do.'
A Dow spokesman, when challenged on the Bhopal legacy shortly after the announcement of their acquisition of Union Carbide in 2001

The Bhopal tragedy: a brief history

1984 December
Union Carbide India Limited's (50.9% owned by Union Carbide Corporation) pesticide manufacturing plant suffers catastrophic release of MIC gas. Over 3,000 local inhabitants die and many more are injured. Final tolls of deaths and injuries vary wildly from under 8,000 to over 20,000. Union Carbide's early responses to the tragedy are proactive, but progressively thwarted by the political climate at the time: as the litigation issues mushroomed, the matter rapidly shifted to lawyers to resolve.

1985 March
India adopts the Bhopal Gas Leak Disaster (Processing of Claims) Act (the 'Bhopal Act') to give the Indian government exclusive authority to represent victims of the Bhopal disaster in courts around the world.

1989
A 'final' settlement is reached. Union Carbide Corporation agrees to pay $470 million to the Indian government who will be responsible for its application to the benefit of the victims. $330 million (much of this being accrued interest) still awaits distribution. In 2004 a court order has been issued requiring the balance to be paid to the victims and their families.

1991
Indian Supreme Court affirms the civil part of the settlement, but reinstates the criminal portion of the original charges against Union Carbide India Ltd, Union Carbide and its former CEO Warren Anderson. These cases remain pending.

1994
Under threat of seizure of their Indian assets, Union Carbide Corporation disposes of their shareholding in Union Carbide India Limited by selling its interest to another Indian company for $90 million, all of which is put into a trust and ultimately gifted to provide for the building and running of a hospital in Bhopal dedicated to the victims

1997
Indian government closes the victims' compensation claims applications.

1998
The Bhopal site reverts to state control when the state government revoked the lease: the issue of responsibility for site decontamination is still under legal dispute.

2001
Dow's acquisition of Union Carbide Corporation re-kindles activist, legal and media interest and there are continuing legal actions in relation to environmental damage and victims' compensation.

Present
Dow's position officially remains that it has no responsibility for the tragedy and its aftermath given that all liabilities were agreed and settled in 1989; that neither Union Carbide nor Dow had or has direct or indirect ownership of the Bhopal site; and that there is conflicting evidence of new health or environmental residual impacts.

Dow has discussed the issue with groups representing survivors with little progress to report from either side.

At the time of acquisition, Dow claimed their due diligence gave them complete comfort on past and future liabilities (in spite of outstanding criminal charges). A variety of stakeholders, however, believe Dow to have inherited an obligation to address the most serious continuing environmental and health consequences. Campaigners who attacked Union Carbide for 16 years with limited success refocused their efforts at the time of Dow's acquisition of Union Carbide and fought hard to ensure that Bhopal was not forgotten with the disappearance of the Union Carbide name (the Union Carbide Corporation still exists but does not trade).

Campaigns focused on Union Carbide (and now Dow) are wide-ranging and include:

- **Victims' groups**
  The victims' campaign has refused to accept the compensation as equitable and continues to press for the criminal case to be pursued in court.

- **NGO campaigns**
  Greenpeace has adopted the issue as an international icon campaign in the lead up to the 20th anniversary of the tragedy in December 2004. Bhopal Medical Appeal continues to run awareness and fund raising ads in the UK.

- **Shareholder resolutions**
  Boston Common Asset Management – a fund manager specialising in socially responsible investment – argued in favour of a resolution: 'Dow Chemical senior executives purport to be committed to sustainable development but they continue to deny any legal or moral responsibility for the victims of the Bhopal disaster. We feel that if Dow continues to do nothing to resolve this issue it may cause serious damage to Dow's reputation, which may affect its growth prospects in Asia and beyond.'[117] Although the resolution was rejected by 96% of voted shares, it led to negative media coverage.

– **Investment ratings**
Innovest – a US firm that analyses companies' performance on environmental, social, and strategic governance issues – issued a risk report on Dow early in 2004. In the press release accompanying the report, Innovest observe: 'Moreover, Dow's ability to carry out transactions and move into new markets could be hindered by its reputation related to its connection with Union Carbide. Union Carbide's status as "absconder from justice" in India may also jeopardize Dow's assets in that country, and create conditions by which the US becomes an alternative legal venue for claims against the company. Efforts are currently underway in the US congress and UK and European Parliaments to force Dow and Union Carbide to take full responsibility for Bhopal. The issue has the potential to become a significant public relations problem for the company.'[118] It should be noted, however, that there is no evidence to date that mainstream equity and bond analysts covering the chemicals sector have changed their ratings of Dow as a result of the Union Carbide acquisition.

– **Political pressure**
A group of 18 US Congressmen recently called on Dow Chemical to 'finally address the extreme environmental and health problems created 20 years ago'. They held that the company had 'not yet addressed the liabilities it inherited' and should immediately take steps towards reparations in Bhopal. In a speech on the House floor, their leader, Congressman Frank Pallone, announced, 'In an effort to restore basic human rights to the people of Bhopal, [we] are circulating a letter to the CEO of Dow Chemical asking that Dow take responsibility for the disaster it inherited in 1984 and that it co-operate in meeting the demands of its victims.' A similar plea was made by 53 UK parliamentarians.

– **Media**
Investigative writers and journalists have drawn broadly critical conclusions. *Five Past Midnight in Bhopal* which has already sold more than one million copies in Europe gives an alarming account of corporate incompetence and short-sighted decision making. An article in *The New Scientist*, a respected British journal, concluded that Union Carbide and Dow's responses reflect a staunch adherence to the company line, and alleged that both companies have been in possession of documents that contradict their public positions. A Union Carbide attorney rejected these accusations in a letter to the journal[119] which attracted a rejoinder from campaigners – whatever the intricacies of the argument, the damage to Dow's reputation was probably already done.

– **Students**
Campus protests have been developing in the US and in Dow's home state, students campaigning in 2003[120] began looking for other skeletons in Dow's cupboard as a means of gaining leverage.

In spite of Dow's denial of responsibility, these public protestations have the potential to progressively undermine the company's reputation, staff morale, 'licence to operate', and ultimately shareholder value. As Dow acknowledged in our discussions with them, their confidence in their legal innocence is proving ineffective at disarming residual perceptions of company responsibility with concerned stakeholders.

Some of the main demands of Bhopal activists include:

– **Decontamination of the site.** Technically, responsibility for the site now rests with the state government to whom the lease reverted in 1998. More recently, however, the Indian Government, with the state's support, has made a submission to a US court which could open the way to hold Union Carbide still responsible for the clean-up.

– **Development of a comprehensive Bhopal database.** The Indian authorities stopped routine medical assessments in 1992. There are no comparative studies to test whether Bhopal is suffering abnormal disabilities, deaths and congenital problems.

– **Revisiting the scale of damage agreed in the 1989 settlement.** Union Carbide (and now Dow) maintained that there are no residual impacts beyond those accepted in the settlement attributable to the tragedy in terms of health. Yet as discussed above, activists argue that the damage is much greater than originally thought, as gynaecological problems in girls and growth abnormalities in boys become apparent.

– **Opening of a new case** seeking compensation for the health and social impacts of soil and groundwater contamination unrelated to the gas leak.

'The year 2003 was a special year in the history of the campaign for justice in Bhopal. It was the year when student and youth supporters from at least 30 campuses in the US and India took action against Dow Chemical or in support of the demands of the Bhopal survivors. As we enter the 20th year of the unfolding Bhopal disaster, we can, with your support, convey to Dow Chemical that the fight for justice in Bhopal is getting stronger and will continue till justice is done.'
Rasheeda Bi, Champa Devi

Dow's response to date

At the time of the accident in 1984, Union Carbide's initial response was textbook crisis management. The company claimed moral responsibility within 24 hours, the CEO Warren Anderson insisted (against the advice of some of his own advisers) on flying to the scene of the tragedy, and teams of chemical and logistics experts were assembled to address a range of critical health and safety issues at the Indian plant and in its locality.

But the instinctive, proactive and accountable approach was to be short lived. On his arrival in Bhopal, Anderson was arrested, sparking a diplomatic incident resulting in his release and rapid retreat to America. Meanwhile, the company's stock came under pressure as the scale of the potential liability became clearer. Soon, lawyers began to take control and have had a major influence on Union Carbide's and – following acquisition – Dow's management of the issue since.

Publicly, Dow has held firmly to the line that the company inherited no legal or moral liabilities for the Bhopal legacy. As then CEO Michael Parker wrote to employees just before the 18th anniversary of the tragedy, when the company had become a target for Greenpeace campaigning, '. . . what we cannot and will not do – no matter where Greenpeace takes their protests and how much they seek to undermine Dow's reputation with the general public – is accept responsibility for the Bhopal accident.'[121]

One of Dow's arguments is that because Union Carbide Corporation was primarily a shareholder in the Bhopal plant with minimal involvement, it cannot be held responsible for standards at the plant or for the results of events such as the 1984 gas leak.

Union Carbide Corporation had, at the time of the tragedy, a 50.9% shareholding in Union Carbide India Limited, which had explicit responsibility for the design, build, running and maintenance of the plant. Agreements imposed by the Indian government required that all stages of the plant's lifecycle be managed and operated by Indian nationals. Furthermore, it is argued, if shareholding involvement alone gave rise to responsibilities for remediation and compensation in the event of an accident, small or institutional investors would also have a proportionate obligation. To distance the issue even further, Union Carbide Corporation's shareholding in Union Carbide India was sold in 1994 for $90 million, all of which was given to a trust to establish a hospital for the victims outside of the terms of the settlement.

Yet many dispute this interpretation.[123] Union Carbide Corporation was a principal party and partner to the Indian venture, which was established to develop its Sevin business in a major sub-continent. At the time of the tragedy, it had majority control of the business, it lent the Union Carbide name to reflect its parentage and it provided expertise and training to the Indian design and management teams. As majority owners it could be argued, therefore, that Union Carbide Corporation then had – and Dow has now inherited – a special responsibility for the consequences of accidents such as the gas leak.

Dow has had numerous meetings with victim support groups and declared its willingness to listen to concerns and to consider humanitarian gestures in Bhopal. Yet it is unwilling to admit a link: 'despite the fact that we clearly have no legal obligations in relation to the tragedy, we have, for some time, been exploring various philanthropic initiatives which might address some of those needs – just as we do in other parts of the world where we have business interests.'

On the whole, Dow's communication related to Bhopal is brief and factual, plays down the profile of the issue, and avoids being drawn into the minefield of subtle legal and moral arguments that still surround the case. As a result, the balance of information and opinion in the public domain is heavily weighted to adverse comment on and assessment of both Union Carbide and Dow's handling of the tragedy and its aftermath. An informed researcher finds limited data from Union Carbide / Dow, with the main source being www.bhopal.com.

Paradoxically, Dow's approach may be helping to keep debate and protest alive. The sparse facts provided fail to acknowledge – let alone address – many of the key points and concerns raised by stakeholders. Figure 22 lists some of the issues that neither Union Carbide nor Dow has answered to the satisfaction of various stakeholders.

Legally protected, but morally liable?

While Dow may be proven right in denying any legal obligations (though criminal charges are still outstanding against Union Carbide), expectations of corporate responsibility have changed significantly since 1984. Perceived failure to act responsibly can leave a company 'legally innocent but morally guilty' in the eyes of society.

As discussed earlier, intergenerational justice now looks backwards as well as forwards, as seen in the recent payments made by multinationals for collaboration with the Nazis or for the use of forced or slave labour. Similarly, distance in time or on along the value chain offers ever less protection, as Nike and others have seen in relation to contractor working conditions. Moreover, compliance to the letter and even to the spirit of legislation and regulation can still leave a company heavily exposed to adverse public opinion (as in the case of Shell and the Nigerian controversy).

Undoubtedly, the Bhopal legacy is complex, and there is no silver bullet solution. Dow's response to this issue would inevitably set precedents that could adversely affect a range of other current and potential liabilities for the company. Nonetheless, if activists prove their case that health and environmental legacies are worse than originally thought, there is a powerful moral argument that Union Carbide India, Union Carbide Corporation and (now) Dow may face 'moral responsibility' for addressing them.

22 **Issues that neither Union Carbide nor Dow has answered to the satisfaction of stakeholders**

Topic	Issues raised by stakeholders
Accountability	Legacy obligations reflecting societal rather than legal expectations
	Ensuring a just outcome for the victims
Responsibility	Do Dow sustain the 'moral responsibility' accepted by Union Carbide Corporation in 1984?
Disclosure / Transparency	Full public disclosure of medical and chemical test data held by Union Carbide pre and post the gas leak
Legal	Dow's position on the outstanding homicide charges against Union Carbide and Warren Anderson in India
Financial	Status of original settlements
	View on Indian government's handling of settlement funds
Medical	Lack of monitoring and assessing evidence of reproductive and growth abnormalities in the next generation
Environmental	Site contamination
	Groundwater contamination
Political / Cultural	Justification for Union Carbide's majority holding in Indian subsidiary (against prevailing Indian policy) and implications for liability
	Allegations of corruption and undue influence prior to 1984
Social	Impacts on disrupted families
	Marriageability of victims' children

Source: SustainAbility

Without doubt, the Bhopal accident and its aftermath are of a scale and level of complexity that set it apart from other industrial disasters. Yet, we believe that the case offers useful lessons to companies that:

- Are considering major acquisitions.
- Have unresolved legacies in their current portfolios.
- Manage their business on the basis of a narrow compliance focus.
- Are under pressure from stakeholders on issues with moral/ethical dimensions.
- Apply different standards of environmental, health and safety protection in different countries.

Need for more robust due diligence processes and content

The clearest lessons are in the area of due diligence. Companies considering acquisitions or mergers are well advised to pay close attention to the unfolding Bhopal controversy. Traditional 'due diligence' has focused narrowly but deeply on financial and legal current and potential liabilities. This could well give a clean bill of health to an acquired company that is nonetheless vulnerable to a range of less tangible risks to reputation or to the balance sheet more directly.

New lenses of current and potential liability offer a very different assessment of value at risk. As US consultants to the energy and chemical industries observe in a recent paper entitled 'EHS Due Diligence in Global Transactions',[122] 'In our experience, it is not unusual to see the biggest risks at the smallest, most remote sites. A company may be selling or buying a dozen sites around the world and the smallest site in "East Nowhere" will cause the biggest headaches in negotiations and create the largest liabilities. We've seen major, well-respected multinational companies operate in ways that you wouldn't believe in out-of-the-way places, unknowingly incurring Bhopal-type risks.'

Exposure to market risks in spite of compliance

As discussed earlier, the court of public opinion is becoming at least as powerful as courts of law in terms of potential impact on a company. Societal views of justice shift over time and make compliance an increasingly inadequate strategy: winning in the courts or with regulators can still lead to losing in the market. Even when companies hold to the letter of the law they can run into serious and expensive problems if they are seen to breach society's values or expectations, as Shell found out with Brent Spar (sea disposal of oil platform), Nike with child labour, and Monsanto and others over genetically modified crops.

Changing boundaries of accountability

In the case of Bhopal, significant failings arguably fall to the Indian federal and state governments whose bureaucracy and inefficiency have resulted in the majority of the compensation funds still not being distributed to the victims and in the Union Carbide site (owned and controlled by the state of Madhya Pradesh) lying contaminated. Yet it is the corporate players who have been most criticised. Both Union Carbide and more recently Dow have been very silent on this issue. Shell were similarly silent during the Saro Wiwa trial in Nigeria, and the worldwide moral outrage that episode provoked caused Shell to revisit their Business Principles to include a commitment to actively uphold human rights.

The strategy of transferring accountability elsewhere, even though legally sustainable, is an increasingly weak defence. Ford initially distanced themselves from responsibility for the spate of fatal accidents involving tyre separation on certain SUVs, arguing that the problem lay with the tyre manufacturer, Firestone. Ford quickly realised that this was out of tune with society's – and indeed customers' – expectations: it was they who took the lead and initiated a second major tyre recall.

Increasing importance of engagement and disclosure

Engagement and exceptional disclosure are essential tools in addressing stakeholder concerns. Yet it is seen by many business leaders as either an abdication of management responsibility, or a transfer of control to groups with no legitimate role in a company's decision-making process. However, the companies that have begun to experiment with increased disclosure and stakeholder engagement almost always draw strategic value from the process, in addition to enhancing their position in the eyes of campaigning adversaries.

Increasing risk of previously legally settled cases being reopened

As expectations of corporate responsibility harden, previously legally settled cases risk being reopened. As discussed above, Bhopal activists are seeking to reopen the 1989 settlement on the scale of health and environmental damages caused by the accident as well as pursuing new actions for compensation on contamination issues not covered by the original settlement. Dow are also potentially exposed in this respect to the legacy of Agent Orange with victims whose symptoms first appeared after the closing date for compensation applications seeking to reopen the case in US courts.

Consistency of global environmental and social standards

In the case of Bhopal, it appears likely that standards of safety design, maintenance and emergency response were not equal to those applied in Union Carbide's US operations (but see Dow's position in Endnotes).[124] Whilst there may be sound historical reasons why this should be so, it raises issues in terms of global as opposed to local application of safety standards, and whether Union Carbide's ownership position obliged it to be more proactive in ensuring and assuring high safety standards. As globalisation develops, demands for corporate consistency will sharpen.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Dow Chemical Company
Incoming letter dated January 4, 2005

The proposal requests that management prepare a report describing the impacts that outstanding Bhopal issues, if left unresolved, may pose on Dow Chemical, its reputation, its finances and its expansion in Asia and elsewhere.

There appears to be some basis for your view that Dow Chemical may exclude the proposal under rule 14a-8(i)(7), as relating to Dow Chemical's ordinary business operations (i.e., evaluation of risks and liabilities). Accordingly, we will not recommend enforcement action to the Commission if Dow Chemical omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Dow Chemical relies.

Sincerely,



Sara D. Kalin
Attorney-Advisor